Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018

DATED March 29, 2019

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

PRELIMINARY NOTES	3

CORPORATE STRUCTURE	5

GENERAL DEVELOPMENT OF THE BUSINESS	6

DESCRIPTION OF THE BUSINESS	12

MATERIAL MINERAL PROJECTS	18

THE SAN FELIPE PROPERTY	30

RISK FACTORS	31

DIVIDENDS	48

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	48

MARKET FOR SECURITIES	49

DIRECTORS AND OFFICERS	50

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	55

CONFLICT OF INTEREST	56

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	56

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	57

TRANSFER AGENT AND REGISTRAR	57

MATERIAL CONTRACTS	57

INTEREST OF EXPERTS	58

AUDIT COMMITTEE INFORMATION	58

APPENDIX A DEFINITIONS, TECHNICAL TERMS, ABBREVIATIONS AND CONVERSION	61

APPENDIX B AUDIT COMMITTEE CHARTER	69

PRELIMINARY NOTES

Effective Date of Information

All information in this annual information form (this “AIF”) of Americas Silver Corporation (“Americas Silver” or the “Company”) is as at December 31, 2018 unless otherwise indicated. This AIF is dated as of March 29, 2019.

Additional Information

Additional information is provided in the Company’s audited consolidated financial statements for the years ended December 31, 2017 and 2018 (the “2018 Annual Financial Statements”) and Management’s Discussion and Analysis dated March 4, 2019 for the year ended December 31, 2018 (the “2018 Annual MD&A”), each of which has been filed on SEDAR (www.sedar.com). Additional information, including directors’ and officers’ remuneration and indebtedness and information concerning the principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, will be contained in the Company’s Management Information Circular to be filed in connection with its upcoming annual meeting of shareholders for 2019 (the “2019 Circular”). This information, including the 2018 Annual MD&A and the 2018 Annual Financial Statements, and other additional information relating to the Company may be found on the Company’s SEDAR profile at www.sedar.com or, in the case of the 2019 Circular, will be made available in accordance with the time requirements of Canadian and U.S. securities laws.

Interpretation and Definitions

A glossary of certain technical terms, abbreviations and measurement conversions is set forth in Appendix A.

Currency and Exchange Rate

Unless otherwise indicated, in this AIF all references to “dollar” or the use of the symbol “$” are to the United States dollar and all references to “C$” are to the Canadian dollar. The daily average exchange rate for Canadian dollars in terms of the United States dollar on December 31, 2018 and March 1, 2019 as reported by the Bank of Canada was 1.3642 and 1.3260, respectively. The daily average exchange rate for Canadian dollars in terms of the Mexican peso on December 31, 2018 and March 1, 2019 as reported by the Bank of Canada was 0.06942 and 0.06872, respectively.

United States Dollars into Canadian Dollars	2018	2017	2016
Closing	1.3642	1.2545	1.3427
Average	1.2957	1.2986	1.3248
High	1.3642	1.3743	1.4589
Low	1.2288	1.2128	1.2544
Mexican Pesos into Canadian Dollars	2018	2017	2016
Closing	0.06942	0.06380	0.06510
Average	0.06744	0.06884	0.07110
High	0.07074	0.07418	0.08075
Low	0.06286	0.06033	0.06429

Forward‐Looking Statements

Statements contained in this AIF that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this AIF that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the expected timing for the completion of the Pershing Gold Acquisition (as defined herein), including the receipt of CFIUS (as defined herein) approval in connection therewith, estimates of cash cost per ounce and all-in sustaining cost per ounce of silver produced as part of the Company’s consolidated guidance for 2019, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration and development activities, the Company’s expected plans and strategy in connection with the San Felipe property, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending disputes or litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this AIF are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This AIF and its appendices, including those set out under “Risk Factors” in this AIF, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this AIF and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this AIF and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this AIF and its appendices.

The list above is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

Cautionary Note to Investors in the United States Regarding Resources and Reserves

Information concerning the mineral properties of the Company has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of U.S. securities laws applicable to U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities Exchange Commission (the “SEC”). Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide definition of “Reserve”. In accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this AIF are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 (see Appendix A). While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. Shareholders who are U.S. persons are cautioned that, except for that portion of the mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under applicable Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, shareholders who are U.S. persons are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, shareholders who are U.S. persons are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

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CORPORATE STRUCTURE

Name, Address and Incorporation

Americas Silver was incorporated as “Scorpio Mining Corporation” pursuant to articles of incorporation dated May 12, 1998 under the Canada Business Corporations Act with authorized share capital of an unlimited number of common shares. On December 23, 2014, a merger of equals transaction between Scorpio Mining Corporation (“Scorpio Mining”) and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed to combine their respective businesses by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario). Following the merger of equals, the combined company changed its name to “Americas Silver Corporation” by way of articles of amendment dated May 19, 2015 and its principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8.

The Company was originally listed on the Toronto Stock Exchange (the “TSX”) trading under the symbol “SPM” from October 18, 2006. The Common Shares currently trade on the TSX under the symbol “USA”. On January 11, 2017, the Company filed a registration statement with the SEC and on January 19, 2017, the Company commenced trading its common shares on the New York Stock Exchange MKT (now referred to as “NYSE American”) under the symbol “USAS”.

Inter‐Corporate Relationships

The following chart (as of the date of the AIF) illustrates the Company’s principal subsidiaries, together with the place of incorporation/governing law of each subsidiary and the percentage of voting securities beneficially owned by the Company. See “Description of the Business – Reorganizations”.

Please note that this chart is subject to change upon completion of the Pershing Gold Acquisition (“Pershing Gold” as a term defined herein under “General Development of the Business – Pershing Gold Acquisition”). As a result of the Pershing Gold Acquisition, the separate corporate existence of R Merger Sub, Inc. will cease and Pershing Gold will become a wholly-owned subsidiary of Americas Silver and Pershing Gold’s subsidiaries will become indirect wholly-owned subsidiaries of Americas Silver. See “General Development of the Business – Pershing Gold Acquisition”.

1 Assuming completion of the Pershing Gold Acquisition, the following wholly-owned subsidiaries of Pershing Gold will become indirect wholly-owned subsidiaries of Americas Silver: (i) Gold Acquisition Corp., a Nevada corporation; (ii) Pershing Royalty Company, a Delaware corporation; and (iii) Blackjack Gold Corp., a Nevada corporation.

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GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is engaged in the evaluation, acquisition, exploration, development and operation of precious and polymetallic mineral properties in North America, primarily those with the potential for near-term production or exhibiting potential for hosting a major mineralized deposit. The Company is currently operating in two of the world’s leading silver camps: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex, in Idaho, United States. The Company holds an option to purchase the San Felipe development project in Sonora, Mexico (the “San Felipe property”).

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations which includes the Nuestra Señora silver-zinc-copper-lead mine (“Nuestra Señora mine” or “Nuestra Señora”), the San Rafael silver-zinc-lead mine (“San Rafael mine” or “San Rafael”) and the Zone 120 silver-copper exploration project. The Company declared commercial production in January 2009 following development of the Nuestra Señora mine and associated commissioning of the Los Braceros processing facility. In December 2017, commercial production was declared at the San Rafael mine and the Nuestra Señora mine was placed on care-and-maintenance.

In April 2010, Scorpio Mining completed the acquisition of all of the outstanding shares of Platte River Gold Inc., through which the Company acquired several advanced polymetallic deposits, including the El Cajón and San Rafael projects. Along with the Nuestra Señora mine and Los Braceros plant these properties now comprise the Cosalá Operations. In March 2017, the Company acquired an option to purchase 100% of the San Felipe property. The option was acquired from a subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”) with the underlying property held by Minera Hochschild Mexico S.A. de C.V. (“Hochschild”).

The primary assets of the Galena Complex, which was added as a result of the merger with U.S. Silver, are the Galena mine and Galena mill, the Coeur mine and Coeur mill, and mineral properties adjacent to those centres of infrastructure. The Galena Complex has a long mining history with combined production of over 230 million ounces of silver and associated by-product metals of copper and lead over a modern production history of more than 50 years. The Galena mine is the second most prolific primary silver mine in United States history.

While silver-copper ore had been exploited for most of Galena’s history, U.S. Silver commenced production of silver-lead ore during the fourth quarter of 2007. Development activities were ramped up significantly in the second half of 2014 as U.S. Silver focused on the exploration and development of multiple areas where silver-lead ores had been identified in historic workings or drill holes in the Galena mine.

The Company declared commercial production at the San Rafael mine, as at December 19, 2017. In 2018, additional investment was directed toward mine development as well as approximately $2 million for exploration to further advance the Zone 120 project and test other high priority regional targets. At the Galena Complex, the Company continues to invest to extend and upgrade the existing mineral resources and reserves and mine infrastructure.

The Company continues to examine opportunities to leverage its operating presence in the regions where it is active. Advances in exploration, mining and processing technologies as well as changing economic conditions are motivating re-evaluation of known occurrences and past producers. The Company operates in a cyclical industry where levels of cash flow have historically been correlated to commodity prices.

The Company’s strategic objective is to expand its precious metal production through the development of its own projects and consolidation of complimentary projects. The management team is led by Darren Blasutti, its President and Chief Executive Officer. The Company’s current management and board of directors (“Board”) are comprised of senior mining executives and have extensive experience identifying, acquiring, developing, financing and operating mining projects deposits globally. Subject to completion of the Pershing Gold Acquisition, Mr. Stephen Alfers is expected to be appointed to the Board. For further information, see “Directors and Officers”.

NYSE American Market Listing and Share Consolidation

The Company listed its common shares on the NYSE American with trading starting on January 19, 2017, under the symbol “USAS”. In order to satisfy one of the listing requirements for the NYSE American, a share price of $2.00 or greater, the Company received shareholder approval to pass a special resolution authorizing an amendment to the Company’s articles. The amendment resulted in one post-consolidation common share for each 12 pre-consolidation common shares resulting in approximately 39,540,384 post-consolidation common shares effective as of December 21, 2016 (the “Share Consolidation”). Any information relating to the number of issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this AIF have been adjusted retrospectively to reflect the Share Consolidation.

Pershing Gold Acquisition

On September 30, 2018, Americas Silver announced that it had entered into a definitive agreement (the “Merger Agreement”) with Pershing Gold Corporation (“Pershing Gold”) to complete a merger transaction (the “Pershing Gold Acquisition”) to create a low‐cost, precious metal growth company in the Americas. Under the terms of the Merger Agreement, holders of common shares of Pershing Gold will receive 0.715 of a common share of Americas Silver for each common share of Pershing Gold by way of a share exchange (the “Exchange Ratio”). Under the terms of the Merger Agreement, holders of shares of series E preferred stock of Pershing Gold (“Series E Preferred Stock”) will receive, at their election, either preferred shares of Americas Silver or have their shares converted into common shares of Pershing Gold and then receive common shares of Americas Silver. Each share of Series E Preferred Stock will, at the election of the holder, either (i) be converted into the right to receive 461.440 preferred shares of Americas Silver, or (ii) be converted into the right to receive such number of common shares of Americas Silver to which the holder would be entitled if the share of Series E Preferred Stock were converted into common shares of Pershing Gold and then exchanged for common shares of Americas Silver based on the Exchange Ratio.

Based on the closing price of Americas Silver on the NYSE American on September 28, 2018, the Exchange Ratio implied a value of US$1.69 per Pershing Gold common share. This represents a 39% premium to Pershing Gold’s closing price on the NASDAQ and a 39% premium based on the volume weighted average prices of Americas Silver and Pershing Gold for the 10‐day trading period ending on September 28, 2018. Existing shareholders of Americas Silver and Pershing Gold would own approximately 64% and 36%, respectively, on an undiluted basis, following completion of the Pershing Gold Acquisition.

On January 9, 2019, Americas Silver and Pershing Gold announced their respective shareholders provided the requisite approvals for the Pershing Gold Acquisition, with the related matters being described in the Company’s Management Proxy Circular dated December 4, 2018 (the “Acquisition Circular”) and in Pershing Gold’s proxy statement filed with the SEC on November 30, 2018.

The Pershing Gold Acquisition is currently waiting on approval by the Committee on Foreign Investment in the United States (“CFIUS”). All deadlines for declarations and transactions under review by CFIUS were tolled due to the lapse in appropriations related to the U.S. Government shutdown. At the date of this AIF, the Company is in discussions with CFIUS in support of its investigation and any requested mitigation plans. The Company expects that it will ultimately be granted clearance from CFIUS and that closing of the Pershing Gold Acquisition will occur in early 2019.

Operations – Three Year History

2016

In March 2016, the Company released the results of the pre-feasibility study for the San Rafael project. The study described an underground mine delivering average annual production of 1.0 million ounces of silver, 50 million pounds of zinc and 20 million pounds of lead over a six-year mine life. Construction of the new mine officially started in September 2016 following approval by the Company’s Board.

In early April, unusual ground movement was observed at the Nuestra Señora mine. The disturbance was located in the upper levels of the mine near old workings which predate the Company’s involvement with the project. An analysis of the situation showed there was a risk to the structural integrity of the mine portal. A new portal and approximately 120 meters of development was completed to re-establish safe access to the mine and operations resumed in late June. During the suspension of ore production from Nuestra Señora, mill feed consisted of stockpiled material as well as historic dumps and near surface mineralization at the past-producing La Estrella mine at the north end of the Company’s land holdings.

Primary ramp development at San Rafael advanced with approximately 25% complete by year-end. The project received initial deliveries of new mobile equipment and transfer of workers and equipment from the Nuestra Señora mine began. Ongoing review of development plans and savings from the relocation and reuse of existing equipment allowed the initial capital cost estimate to be reduced to $18 million from the original cost of $22 million presented in the prefeasibility study.

Development at the El Cajón project recommenced in Q4 2016. Plans were put in place to have 2017 mill feed supplemented by El Cajón production as the Nuestra Señora mine wound down. A small stockpile had been established by year end.

On December 30, 2016, the Company completed and filed an updated Technical Report on the Galena Complex to disclose Mineral Resource and Mineral Reserve estimates for the operation, as at December 31, 2015.

Management continued to restructure the company-wide workforce in response to evolving business requirements. In addition, the Mexico Country Manager position was eliminated with responsibilities assumed by James Stonehouse, Vice President – Exploration. Daren Dell, previously Senior Vice President Technical Services, assumed the role of Chief Operating Officer following the resignation of Robert Taylor.

2017

In early 2017, production from the Nuestra Señora mine began to slow as preparations were made to transition the Cosalá Operations to other ore sources.  Activities continued at the previously-idle El Cajón mine to bring it into limited production beginning in Q1 2017.  A total of approximately 110 thousand tonnes were processed between January and September.  The El Cajón mine is currently back on care-and-maintenance.  The Galena Complex experienced several operating challenges in 2017 including an earlier than expected mill liner replacement, reduced underground mobile equipment availability and inadequate cemented fill quality.  These issues were addressed over the course of several months with performance nearing expectations in the fourth quarter. Site personnel made progress in advancing their planning practices to improve production flexibility and consistency.

Successful completion of the San Rafael mine project was the Company’s top priority during 2017 and commercial production was declared as of December 19, 2017. Ramp development was slowed during the year by difficult ground conditions at the contact between the overlying volcanic rock and the limestone beneath. However, improvements were found in other areas of the mine design and the Company began stockpiling ore in late August. Construction of the mill modifications was completed, and the plant switched to San Rafael ore as the sole feed source in November. The Los Braceros mill averaged approximately 1,400 tonnes per day through the pre-production period with silver, zinc and lead recoveries within 5% of Company expectations consistent with the March 2016 San Rafael Pre-Feasibility Study. Construction was completed for approximately $16 million, 32% below the pre-feasibility study estimate.

Exploration drilling resumed in 2017 at the Cosalá Operations property for the first time since 2014. An initial 4,000-meter diamond drill program at the silver-copper Zone 120 deposit adjacent to the San Rafael mine commenced in April, focusing on upgrading the existing resource as well as expanding the footprint of mineralization to the southeast. Following up on the success of step-out drilling, the Company drilled 3,260 meters in seven holes to further test continuity and expand the mineralized footprint.  Exploration drilling at the Galena Complex totaled 7,220 meters in the year. Drilling to test extensions of known silver-lead mineralization near existing mine infrastructure accounted for 5,423 meters. Exploration drilling beyond known mineralization totaled 1,797 meters and led to the discovery of the 367 Vein located north of the main workings on the 4900 level.

The Company provided updated mineral resource and reserve estimates for the Cosalá Operations and Galena Complex in September 2017 with an effective date of June 30, 2017. In May 2017 the Dirección General de Regulación de Minería (DGRM)1 confirmed the location of disputed concession boundaries at the El Cajón project. With this added degree of certainty, the Company was able to include the El Cajón resource in its June 30, 2017 Mineral Resource Estimate update.

In March 2017, the Company entered into an option acquisition agreement with a subsidiary of Santacruz to acquire an existing option with Hochschild for the right to acquire a 100% interest in the San Felipe property (the “San Felipe Option Acquisition”) for total consideration of $15 million in cash, payable in two installments: (i) the purchase of the option for $5 million from Santacruz plus an initial option payment of $2 million paid to Hochschild with cash on hand by the Company in early March; and (ii) a final option payment of $8 million to Hochschild. Work on the property during the year included 1,400 meters for drilling of six twin holes, completion of a geotechnical study and remodeling of the deposit.

2018

Overall 2018 was a successful operating year for Americas Silver with consolidated silver equivalent production of approximately 6.3 million ounces compared to production of 4.7 million ounces during 2017, an increase of 32%, despite hoisting issues experienced at the Galena Complex. The significant increase in consolidated silver equivalent production was primarily due to the 190% greater zinc and 125% greater lead production, a result of the San Rafael mine enjoying its first full year of operation after declaring commercial production in December 2017. The Los Braceros processing plant reached a performance milestone by sustaining a milling rate of over 1,700 tonnes per operating day by the end of the third quarter of the year, with increased milling rates continuing into the first quarter of 2019.

Consolidated silver production was 1.4 million silver ounces compared to 2.1 million silver ounces, a decrease of 31% over fiscal 2017. The reduced silver production was due to mine sequencing at San Rafael as the initial development extracted ore from an area of mineralization close to the mine’s portal that contained 57% lower average silver grades of 47 g/t in 2018 compared to the 110 g/t average silver grade of estimated proven and probable reserves for the deposit. The San Rafael mine continued advancing underground development into the Main Zone during 2018 in order to prepare the mine for 2019 production with targeted silver grades of approximately 60 g/t with further increases expected in the silver grade in 2020 and beyond.

The strong silver equivalent production from Cosalá was tempered by reduced mill throughput at the Cosalá Operations due to an unplanned mill repair lasting approximately 10 days, in addition to approximately 120 hours of lost operating time at the process plant due to periodic power outages stemming from delivery problems originating with the electricity provider. Additionally, the Galena Complex milled tonnage was lower as production was negatively impacted by two separate issues at its No.3 Shaft that inhibited normal hoisting for approximately 27 days in total. Repairs were completed by the end of June 2018. Silver and lead grades and recoveries were maintained or improved at Galena. Particulars of the production at Cosala and Galena are discussed in the Company’s MD&A for the year ended December 31, 2018, published on SEDAR (www.sedar.com) on March 4, 2019.

A subsidiary of the Company was party, with the United Steel Workers Union, to a collective bargaining agreement at the Galena Complex with a term from June 29, 2014 to June 28, 2017. Effective August 29, 2018, union membership at the Galena Complex ratified a collective bargaining agreement that runs until August 28, 2022 and covers substantially all the operation’s hourly employees.

On September 28, 2018, the Company entered into the Merger Agreement to complete the Pershing Gold Acquisition. This transaction is discussed in further detail at “General Development of the Business – Pershing Gold Acquisition”.

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1 The DGRM is the Mexican government bureau responsible for administering mining concessions.

On October 11, 2018, the Company updated mineral reserve and resource estimates for the Cosalá Operations and Galena Complex with an effective date of June 30, 2018. The estimate includes the San Felipe property located in Sonora, Mexico on which the Company holds an option. The estimated silver inventory contained 26 million ounces of proven and probable reserves, a decrease of 2 million ounces or 9%, and 70 million ounces of measured and indicated resources, an increase of 12 million ounces or 21%. Total silver contained in the inferred category decreased by 23% to 28.3 million ounces primarily due to resource conversion at Zone 120 and adoption of stricter estimation parameters at Galena offset by the inclusion of 3.1 million ounces from the San Felipe property.

On December 15, 2018, the remaining option payment of $6 million in connection with the San Felipe Option Acquisition (as defined herein), plus applicable VAT, was amended to become eight quarterly option payments of $0.75 million due and payable following the end of first quarter 2019, subject to satisfaction of certain conditions. As consideration for the amendment, the Company issued common shares valued at $0.6 million to Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) subsequent to year-end.

Drilling completed in early 2018 at the Company’s Zone 120 deposit improved the confidence and understanding of the deposit. The estimated indicated resource increased to 2.7 million tonnes grading 186 g/t silver and 0.46% copper for 16.2 million contained silver ounces or 3.7 million ounces more than the previous estimate, an improvement of approximately 30%, or 0.6 million tonnes and 3.7 million ounces. The Company is currently assessing the economic viability of developing the project.

Production and other matters relating in the Company’s operations are listed below under “Description of the Business”.

Financing Arrangements – Last 3 Years

From time to time, Americas Silver has raised capital by way of private placements, debt financings and the exercise of warrants and stock options. These funds are typically expended on exploration and development of its properties and for general working capital purposes.

The Company has previously entered three similar secured debt facilities with two lenders and a combined principal amount of approximately C$13.9 million at interest rates in the range of 10% – 12% per annum. As of March 2017, all such debt, including accrued interest, was repaid in full and these debt facilities are no longer outstanding. In connection with these debt facilities the Company issued warrants to the respective lenders. See “General Description of Capital Structure” in this AIF for further information.

On June 9, 2016 and June 14, 2016, the Company completed private placements of 5,555,555 units and 3,210,416 subscription receipts, respectively, at a price of C$3.60 per unit and per subscription receipt (post Share Consolidation equivalent) for aggregate gross proceeds of approximately C$31.6 million ($24.7 million). On July 20, 2016, the Company received the necessary approvals and completed the exchange of 3,210,416 subscription receipts for units. Each unit from the private placements consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$4.68 for a five-year period expiring June 14, 2021.

On January 29 2017, two Mexican subsidiaries of the Company, Minera Cosalá, S.A. de C.V. (“Minera Cosalá”) and Minera Platte River Gold, S. de R.L. de C.V (“Minera Platte”) entered into a four year, $15 million concentrate pre-payment facility (the “Glencore Pre-Payment Facility”) at an interest rate of U.S. LIBOR plus 5% per annum with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”) to be used in part to fund the development of the San Rafael mine and commercial production of its concentrates. In January 2018, the Company began repayment of principal on the Glencore Pre-Payment Facility as an additional tonnage charge on shipments of concentrate, with minimum annual repayment amounts required for 2018, 2019 and 2020. See “Note 10 – Pre‐Payment Facility” of the 2018 Annual Financial Statements. The full amount of the Glencore Pre-Payment Facility was drawn in late March 2017. In connection with the Glencore Pre-Payment Facility, the Company has executed a promissory note and guarantee in favour of Glencore and agreed to provide limited asset level security on the San Rafael mine. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from San Rafael. Glencore will pay for the concentrates at prevailing market prices for silver, lead and zinc, less treatment and refining charges. See “Risk Factors – Risks Associated with Outstanding Debt”.

In connection with the Pershing Gold Acquisition, the Company issued C$5.5 million aggregate principal number of convertible debentures due June 2019 (the “Debentures”) to certain holders (the “Debentureholders”) at an interest rate of 15% per annum. The net proceeds of the Debentures were used by Americas Silver to fund a US$4.0 million short term secured first lien convertible loan to Pershing Gold in connection with the Pershing Gold Acquisition in order to address Pershing Gold’s near‐term working capital requirements.

In anticipation of completion of the Pershing Gold Acquisition, Americas Silver is in advanced discussions and negotiations with parties interested in providing financing of approximately US$40 million in gross proceeds to, among other things, develop the Relief Canyon Mine. Any such financing will be subject to completion of the Pershing Gold Acquisition and final negotiation and settlement of term with the applicable financing source.

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DESCRIPTION OF THE BUSINESS

Summary

The Company is engaged in the evaluation, acquisition, exploration, development and operation of precious metals and polymetallic mineral properties, primarily those already producing or with the potential for near-term production. The geographic focus is in the Western Hemisphere, particularly Canada, the United States and Mexico. Currently, the Company is in production at its Cosalá Operations in Sinaloa, Mexico and Galena Complex in the United States. The Company holds an option to purchase the San Felipe property in Sonora, Mexico.

Principal Product

The Company produces silver-bearing zinc and lead concentrates. Subject to completion of the Pershing Gold Acquisition, the Company will add an attractive gold-silver development project in Nevada with significant precious metal growth to the Company’s production profile. The Company believes that because of the availability of alternate processing and commercialization options for its concentrates, it is not dependent on a particular purchaser with regard to the sale of its products.

Production

The Company operates the 100%-owned Cosalá Operations located near the town of Cosalá in the State of Sinaloa, Mexico and the Galena Complex located near the town of Wallace in the State of Idaho, U.S.A.

Ore at the Cosalá Operations is currently produced from the San Rafael mine and treated at the Los Braceros process plant. San Rafael is an underground silver-zinc-lead mine which entered commercial production in December 2017. The Los Braceros process plant, located 9 kilometers east southeast of the San Rafael mine, currently produces silver-bearing zinc and lead concentrates. The facility processes approximately 1,700 tonnes per day.

San Rafael is early in its life as a mine. Initial activity focused on gaining access to the southern lobe of the Main Zone. This area was the primary source of production for the first year. Capital development has since extended ramp access down to the lowest levels of the Main Zone as well as to the northern limit.  Development toward the Upper Zone will continue into 2020. Production from the Nuestra Señora mine has stopped although a resource remains at the property.

The Galena Complex produces a silver-lead concentrate. Material mined at the Galena Complex is milled at the Galena mill. The Galena mill has an installed milling capacity of 630 tonnes-per-day but operates below capacity. The 450 tonne-per-day capacity Coeur mill is currently on care-and-maintenance.

The high grade and “narrow vein” nature of the underground Galena Complex requires careful application of selective mining techniques such as overhand cut and fill. As well, the age and expanse of the underground infrastructure demands regular, ongoing maintenance. As such, production and operating costs will display a degree of variability depending on a number of timing and other factors. Existing hoisting and processing infrastructure is capable of handling more material than the mine currently generates. Substantial resources exist outside of the defined reserve, and exploration continues to develop resources and identify new areas of mineralization.

2018 Consolidated Production Highlights
	2018	2017	Change
Processed Ore (tonnes milled)		690,498
Silver Production (ounces)	1,417,537	2,056,017	-31%
Silver Equivalent Production (ounces)	6,286,531	4,746,387	32%
Silver Grade (grams per tonne)		104
Cost of Sales ($ per silver equiv. ounce)[1]	$8.29	$10.13	-18%
Cash Costs ($ per silver ounce) 1 2	$(0.63)	$9.45	-93%
All-in Sustaining Costs ($ per silver ounce) 1 2	$9.80	$13.29	-26%
Zinc Production (pounds)	34,219,472	11,623,138	194%
Lead Production (pounds)	30,466,799	25,392,619	20%
Copper Production (pounds)	-	1,167,401	-100%
1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce for 2017 excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period. It also excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined in 2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development costs.
 2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS measures with no standardized definition. For further information and detailed reconciliations, see “General Development of the Business – Non-IFRS Measures”.

In 2018 the Company produced 6,286,531 silver equivalent ounces, including 1,417,537 ounces of silver, at cost of sales of $8.29/oz. equivalent silver, by-product cash cost of negative ($0.63/oz.) silver, and all-in sustaining cost of $9.80/oz. silver. These results compare to 4,746,387 silver equivalent ounces, including 2,056,017 ounces of silver, at cost of sales of $10.13/oz. equivalent silver, by-product cash cost of $9.45/oz. silver, and all-in sustaining cost of $13.29/oz. silver during 2017, a 32% increase in production of silver equivalent ounces, and a 31%, 18%, 107% and 26% decrease in production of silver ounces, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.2

Consolidated silver production during 2018 was lower by 31% compared to 2017. The decrease was the result of lower silver grade and metallurgical recovery at the Cosalá Operations, in addition to production interruptions at the Galena mine. San Rafael is expected to initially provide lower silver production compared to the previously mined deposits at the Cosalá Operations until mining sequences to the higher silver grade areas of the ore body later in 2020.  The consolidated silver equivalent production increased by 32%, and the consolidated cash costs and all-in sustaining costs decreased by 107% and 26%, respectively, when compared to 2017, due to comparatively higher base metal grades generally present in the San Rafael deposit.  For further information see “General Development of the Business – Operations – Three Year History 2018”.

____________________________________
2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS measures with no standardized definition. For further information and detailed reconciliations, see “General Development of the Business – Non-IFRS Measures”.

Consolidated guidance for 2019 is 1.6 – 2.0 million silver ounces and 6.6 - 7.0 million silver equivalent ounces at cash costs of $4.00 to $6.00 per silver ounce and all-in sustaining costs of $10.00 to $12.00 per silver ounce including budgeted capital of $10 - $11 million. The increase in silver production is due to greater expected mill throughput at San Rafael in 2019 as the initial ramp up in 2018 has been completed. The increase in cash cost and all-in sustaining cost per ounce is due to the lower assumed metal prices affecting estimated by-product metal revenue from the San Rafael and Galena mines. The Company assumed $14.50 per ounce silver, $1.15 per pound zinc, $0.90 per pound lead, and an exchange rate of 19 Mexican pesos to US dollar for these guidance estimates. This guidance is supported by estimated zinc production of approximately 36-40 million lbs. and estimated lead production of 34-38 million lbs. in 2019. The Company’s consolidated exploration budget for fiscal 2019 is approximately $1.5 million.

This guidance excludes construction capital and exploration spending related to Pershing Gold’s Relief Canyon Mine. The Company intends to update guidance for Relief Canyon after the close of the Pershing Gold Acquisition.

Consolidated Results and Guidance
	2018 Actual	2019 Guidance[1]
Silver Production (ounces)	1.4M oz.	1.6 – 2.0M oz.
Silver Equivalent Production (ounces)	6.3M oz.	6.6 – 7.0M oz.
Cost of Sales ($ per silver equiv. ounce)	$8.29/oz.	$8.00 – $10.00/oz.
Cash Costs ($ per silver ounce)[2]	$(0.59)/oz.	$4.00 – $6.00/oz.
All‐in Sustaining Costs ($ per silver ounce)[2]	$9.82/oz.	$10.00 – $12.00/oz.
1 The Company assumed $14.50 per ounce silver, $1.15 per pound zinc, $0.90 per pound lead, and an exchange rate of 19 Mexican pesos to US dollar for these guidance estimates.
2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS measures with no standardized definition. For further information and detailed reconciliations, including in respect of 2019 Guidance, see “General Development of the Business – Non-IFRS Measures”.

Non-IFRS Measures

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”). These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under IFRS. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Cost per Ounce

	2018	2017
Cost of sales ('000)	$52,115	$40,038
Non-cash costs ('000)[1]	(730)	1,306
Direct mining costs ('000)	$51,385	$41,344
Smelting, refining and royalty expenses ('000)	13,856	9,249
Less by-product credits ('000)	(66,130)	(33,952)
Total cash costs ('000)	$(889)	$16,641
Divided by silver produced (oz)[2]	1,417,537	1,760,136
Silver cash costs ($/oz)	$(0.63)	$9.45

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	2018	2017
Total cash costs ('000)	$(889)	$16,641
Capital expenditures ('000)	14,560	6,565
Exploration costs ('000)	219	192
Total all-in sustaining costs ('000)	$13,890	$23,398
Divided by silver produced (oz)[2]	1,417,537	1,760,136
Silver all-in sustaining costs ($/oz)	$9.80	$13.29

[1]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.
[2]
Calculation excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period. It also excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined in 2017 from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development cost.

The Company also reports estimates of cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, as part of its consolidated guidance for 2019. These estimates are based on assumed $14.50 per ounce Silver, $1.15 per pound zinc, $0.90 per pound lead, and an exchange rate of 19 Mexican pesos to U.S. dollar, among other factors. These numbers constitute forward-looking information and are subject to the risks and assumptions set out in “Preliminary Notes – Forward-Looking Statements”. As set out above, these measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and are therefore not directly reconcilable to costs as reported under IFRS. All-in sustaining cost is the silver mining industry cash cost plus all capital expenditures and exploration spending. The Company does not have information available to provide a quantitative reconciliation of forward-looking cash cost and all-in sustaining cost estimates to forward-looking costs as reported under IFRS as it includes items that are not currently certain or determinable, such as depletion, depreciation, capital expenditures, exploration spending, etc.

Employees

As at December 31, 2018, the Company had the following number of employees:

	Cosalá Operations	Galena Complex	Corporate	Total
Hourly	237	43	0	281
Salary	96	196	13	305
TOTAL	333	239	13	586
* The hourly employees at the Galena Complex are covered by a collective bargaining agreement with the United Steel Workers Union. See “Changes to Contracts and Economic Dependence” also see “Risk Factors – Labour Relations, Employee Recruitment, Retention and Pension Funding”.

In addition, the Company, from time to time, employs outside contractors on a fee‐for‐service basis.

Specialized Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, metallurgy, engineering, logistical planning and implementation of programs as well as finance and accounting and legal/regulatory compliance. While competitive conditions exist in the industry, the Company has been able to locate and retain employees and consultants with such skills and believes it will continue to be able to do so in the foreseeable future.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mining companies, many of which have significant financial resources and technical facilities for the acquisition and development of, and production from, mineral interests, as well as for the recruitment and retention of qualified employees and consultants. The ability of the Company to acquire viable mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Business Cycles

The mining business is highly cyclical. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. The ultimate economic viability of the Company’s projects is related and sensitive to the market price of silver as well the market price of by‐products such as zinc, lead and copper. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company.

Changes to Contracts and Economic Dependence

The Company’s cash flow is dependent on delivery of its ore concentrate to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on periodic deliveries. The Company may sell its concentrate to a metal trader while it is at the smelter in order to help manage its cash flow. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in smelter provider capabilities could severely impact the Company’s capital resources. Although the Company sells its concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

A subsidiary of the Company is party, with the United Steel Workers Union, to a collective bargaining agreement that covers substantially all of the hourly employees at the Galena Complex with a term from June 29, 2014 to June 28, 2017. Effective August 29, 2018, union membership at the Galena Complex ratified a collective bargaining agreement that runs until August 28, 2022 and covers substantially all the operation’s hourly employees. See “Risk Factors – Labour Relations, Employee Recruitment, Retention and Pension Funding”.

Environmental Protection

The Company’s mining, exploration and development activities are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. In all jurisdictions where the Company operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to matters including water quality, air quality, wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation. Changes in any applicable governmental regulations to which the Company is subject may adversely affect its operations. Failure to comply with any condition set out in any required permit or with applicable regulatory requirements may result in the Company being unable to continue to carry out its activities. The impact of these requirements cannot accurately be predicted.

Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The Company uses assumptions about future costs, including inflation, prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. Details and quantification of the Company’s reclamation and closure costs are discussed in the 2018 Annual Financial Statements (see “Note 12 – Decommissioning Provision”) and the 2018 Annual MD&A (see “Significant Accounting Estimates and Judgements – Decommissioning Provision”). See also “Risk Factors – Government Regulation and Environmental Compliance”.

The Company is focused on strengthening monitoring, controls and disclosure of environmental issues that affect employees and the surrounding communities. Through proactive public engagement, the Company continues to gain a better understanding of the concerns of area-wide citizens and regulators, and continues to work collaboratively to identify the most reasonable and cost-effective measures to address the most pressing concerns.

Foreign Operations

As of the date hereof, substantially all of the Company’s long-term assets, comprising its mineral properties, are located in Mexico and the United States.

Tax Considerations

With current operations in the United States and Mexico, the Company is subject to the tax considerations of those jurisdictions. Certain changes to United States and Mexican tax laws affect the Company. See “Risk Factors – Tax Considerations” and “Note 18 – Income Taxes” of the Company’s 2018 Annual Financial Statements.

On December 22, 2017, the United States government enacted a tax reform with changes to reducing the corporate income tax rate from 35% to 21% and repealing the corporate alternative minimum tax effective January 1, 2018. The Company assessed the impact of the tax reform and recognized a deferred tax asset of $0.6 million as at December 31, 2017 with respect to recoverable alternative minimum tax credits. Impact of the tax reform may differ due to changes in interpretations and assumptions made along with guidance which may subsequently be issued.

***

MATERIAL MINERAL PROJECTS

The following is a summary description of the Company’s material mineral projects, namely the Galena Complex and the Cosalá Operations.

Unless otherwise indicated, the information set forth below regarding the Cosalá Operations are extracts, as updated and conformed to be consistent with other disclosure within this AIF, from the summary section of the technical report entitled “Technical Report and Preliminary Feasibility Study for the San Rafael property, Sinaloa, Mexico” dated April 29, 2016 (the “San Rafael Technical Report”) and prepared in accordance with NI 43-101 by and under the supervision of Thomas L. Dyer, P.E., Edwin R. Peralta, P.E., Paul Tietz, C.P.G. and Randy Powell, Q.P.M. for Mine Development Associates, Inc., all of whom are Qualified Persons for the purposes of NI 43-101. All scientific and technical information in this section relating to any updates to the Cosalá Operations since the date of the San Rafael Technical Report has been reviewed and approved by Shawn Wilson, P. Eng., a current member of Company management, who is a “qualified person” for the purposes of NI 43-101. Defined terms and abbreviations used in this section relating to the Cosalá Operations and not otherwise defined have the meanings attributed to them in the San Rafael Technical Report. The San Rafael Technical Report is available for review on the Company’s SEDAR profile at www.sedar.com. Reference should be made to the full text of the San Rafael Technical Report for further information. The content of the San Rafael Technical Report does not form part of this AIF.

Unless otherwise indicated, the information set forth below regarding the Galena Complex are extracts, as updated and conformed to be consistent with other disclosure within this AIF, from the summary section of the technical report entitled “Technical Report, Galena Complex, Shoshone County, Idaho” dated December 23, 2016 (the “Galena Technical Report”) and prepared in accordance with NI 43-101 by and under the supervision of Jim Atkinson, P.Geo., Daren Dell, P.Eng, and Dan Hussey, C.P.G., all of whom are Qualified Persons for the purposes of NI 43-101. All scientific and technical information in this section relating to any updates to the Galena Complex since the date of the Galena Technical Report has been reviewed and approved by Shawn Wilson, P. Eng., a current member of Company management, who is a “qualified person” for the purposes of NI 43-101. Defined terms and abbreviations used in this section relating to the Galena Complex and not otherwise defined have the meanings attributed to them in the Galena Technical Report. The Galena Technical Report is available for review on the Company’s SEDAR profile at www.sedar.com. Reference should be made to the full text of the Galena Technical Report for further information. The content of the Galena Technical Report does not form part of this AIF.

Summary of Mineral Reserve and Mineral Resource Estimates

Americas Silver’s reserves and resources have been calculated as at June 30, 2018 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into NI 43-101. See “Glossary of Technical Terms”.

2018 production details are provided under “Description of the Business – Production” and in the 2018 Annual Financial Statements and the 2018 Annual MD&A.

For further detail regarding the extent to which estimates of Mineral Resources and Reserves may be materially affected by external factors, including metallurgical, environmental, permitting, title and other risks and relevant issues, please refer to “Risk Factors – Mineral Reserves and Resources, Development and Production”.

Proven and Probable Mineral Reserves at June 30, 2018

		Grade				Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000s	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Cosalá
San Rafael
Proven	1,155	127		1.80	3.97	4,722		45.9	101.1
Probable	1,757	98		1.59	3.99	5,563		61.8	154.7
San Rafael P&P	2,912	110		1.68	3.98	10,285		107.7	255.7
Total Cosalá P&P	2,912	110	--	1.68	3.98	10,285	--	107.7	255.7
Galena
Silver-Copper
Proven	194	559	0.54			3,485	2.3
Probable	233	592	0.54			4,440	2.8
Silver-Copper P&P	427	577	0.54			7,925	5.1
Silver-Lead
Proven	371	301		7.94		3,595		65.0
Probable	465	257		7.52		3,836		77.1
Silver-Lead P&P	836	276		7.70		7,432		142.0
Total Galena P&P	1,264	378	0.18	5.10	--	15,357	5.1	142.0	--
Total P&P	4,176	191	0.06	2.71	2.78	25,642	5.1	249.7	255.7
1.	CIM (2014) Definition Standards were followed for Mineral Reserve estimates.
2.
Mineral Reserves are estimated at an NSR cut-off value of US$50/tonne at San Rafael and US$198/tonne at Galena. The NSR cut-off is calculated using recent operating results for recoveries, off-site concentrate costs, and on-site operating costs.

3.	Mineral Reserves are estimated using metal prices of US$16.00/oz Ag, $2.50/lb Cu, $0.90/lb Pb and $0.90/lb Zn.
4.
A minimum mining width of 4.5 feet was used for estimating Galena Reserves, with a minimum additional dilution of 0.5 feet from both the hanging wall and footwall. A mining recovery of 95% was used to reflect the selective nature of the mining methods used at the operation. A mining recovery of 80% and a 5% mine dilution factor at zero grade were used for estimating Mineral Reserves at San Rafael to reflect the mining method (post-pillar cut and fill) used at the operation.

5.	Numbers may not add due to rounding.

Measured and Indicated Mineral Resources (Exclusive of Mineral Reserves) at June 30, 2018

		Grade				Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000s	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Cosalá
Nuestra Señora
Measured	257	85	0.16	0.84	1.76	700	0.9	4.8	10.0
Indicated	1,879	89	0.20	0.82	1.74	5,379	8.2	33.9	71.9
Nuestra Señora M&I	2,136	89	0.19	0.82	1.74	6,079	9.2	38.7	81.9
San Rafael
Measured	1,310	100		0.98	2.30	4,207		28.4	66.3
Indicated	1,774	82		0.91	2.12	4,692		35.7	83.0
San Rafael M&I	3,084	90		0.94	2.20	8,899		64.1	149.3
Zone 120
Measured	0
Indicated	2,710	186	0.46			16,231	27.6
Zone 120 M&I	2,710	186	0.46			16,231	27.6
El Cajón
Measured	0
Indicated	1,003	177	0.55			5,719	12.2
El Cajón M&I	1,003	177	0.55			5,719	12.2
Total Cosalá M&I	8,933	129	0.25	0.52	1.17	36,928	49.0	102.8	231.2
San Felipe
Measured	0
Indicated	4,685	61		2.48	5.42	9,125		255.9	559.7
Total San Felipe M&I	4,685	61	--	2.48	5.42	9,125	--	255.9	559.7
Galena
Silver-Copper
Measured	262	570	0.68			4,809	3.9
Indicated	531	602	0.60			10,274	7.1
Silver-Copper M&I	793	591	0.63			15,083	11.0
Silver-Lead
Measured	432	284		8.66		3,942		82.6
Indicated	570	276		8.55		5,051		107.4
Silver-Lead M&I	1,002	279		8.60		8,993		190.0
Total Galena M&I	1,795	417	0.28	4.80	--	24,076	11.0	190.0	--
Total M&I	15,414	142	0.18	1.61	2.33	70,130	60.0	548.7	790.9
1.	CIM (2014) Definition Standards were followed for Mineral Resource estimates.
2.
Mineral Resources are estimated at a NSR cut-off value of US$34/tonne at San Rafael, US$40/tonne at Zone 120, US$30/tonne at El Cajón and US$198/tonne at Galena.  Mineral Resources at Nuestra Señora are estimated at a 90g/tonne silver equivalent cut-off grade.  Mineral Resources at San Felipe are estimated at a 2.5% zinc equivalent cut-off grade.  NSR and equivalent cut-offs were calculated using recent or expected operating results for recoveries, off-site concentrate costs, and on-site operating costs.

3.	Mineral Resources are estimated using metal prices of US$18.00/oz Ag, US$3.00/lb Cu, US$1.05/lb Pb and US$1.05/lb Zn.
4.	Mineral Resources are exclusive of Mineral Reserves and as such the Mineral Resources do not have demonstrated economic viability.
5.	The Mineral Resources attributable to the San Felipe project have an effective date of March 15, 2018.
6.	Numbers may not add due to rounding.

Inferred Mineral Resources at June 30, 2018

		Grade				Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000s	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Cosalá
Nuestra Señora	2,009	101	0.26	0.83	1.90	6,539	11.3	37.0	84.3
San Rafael	452	167		2.23	0.39	2,421		22.2	3.8
Zone 120	216	126	0.33			876	1.6
El Cajón	278	103	0.18			923	1.1
Total Cosalá Inferred	2,955	113	0.21	0.91	1.35	10,759	14.0	59.1	88.1
Total San Felipe Inferred	2,008	48	--	1.43	3.57	3,110	--	63.2	157.8
Galena
Silver-Copper	381	654	0.86			8,005	7.2
Silver-Lead	713	282		9.63		6,453		151.4
Total Galena Inferred	1,093	411	0.30	6.28	--	14,458	7.2	151.4	--
Total Inferred	6,057	145	0.16	2.05	1.84	28,327	21.2	273.7	246.0
* Refer to the Notes in the previous table.

The Mineral Resource estimate for the Cosalá Operations is based on block models prepared by independent mineral resource consultants. The Nuestra Señora Mineral Reserve and Resource estimate was prepared by Company personnel under the supervision of James Stonehouse, SME-RG, a Qualified Person for the purpose of NI 43-101. The San Rafael, Zone 120 and El Cajón Mineral Resource estimates were prepared by Paul Tietz, C.P.G. who is an independent consultant and Qualified Person for the purpose of NI 43-101. The San Rafael Mineral Reserve estimate was prepared by Company personnel under the supervision of Shawn Wilson, P.Eng., a Qualified Person for the purpose of NI 43-101.

The Mineral Resource estimate for the Galena Complex was prepared using a combination of block modelling and the accumulation method. The Mineral Resource estimate was prepared by Company personnel under the supervision of Aaron Gross, C.P.G., a Qualified Person for the purpose of NI 43-101. The Mineral Reserve estimate was prepared by Company personnel under the supervision of Shawn Wilson, P.Eng., a Qualified Person for the purpose of NI 43-101.

The Mineral Resource estimate for the San Felipe Operations follows CIM standards and was completed in accordance with the guidelines of NI 43-101. The modeling and estimation of the mineral resources were done under the supervision of Paul G. Tietz, C.P.G., an independent consultant and a qualified person for the purpose of NI 43-101. Americas Silver is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the mineral reserve or mineral resource estimates.

Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. The Company’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry standard quality control practices. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of the Company under the supervision of Qualified Persons, for purposes of NI 43-101 and/or independent Qualified Persons. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of the Company’s mineral properties are provided in the respective NI 43-101 Technical Reports, which are available on the Company’s SEDAR profile at www.sedar.com. The content of the NI 43-101 Technical Reports do not form part of this AIF.

Cosalá Operations

The Company has historically addressed disclosure relating to the San Rafael deposit together with the Nuestra Señora and El Cajón deposits as all are within Americas land holdings in the Cosalá mining district. Recent work programs, however, have been focused on the San Rafael area. The Company does not view the El Cajón deposit on its own as material at this time and, as such, references in this report to the El Cajón deposit are provided only for historical completeness. The San Rafael mine will operate independently of the Nuestra Señora mine and will not share infrastructure with Nuestra Señora except as discussed herein. Although a separate and distinct project, the operations of the Nuestra Señora mine provide Americas Silver with insight into processing and mining operations in the district that will be relevant in operating the San Rafael mine and as such certain references to the Nuestra Señora mine have been used in the San Rafael Technical Report for that purpose.

Description, Location, Access, Ownership and Permits

The Cosalá mining district is located in the east-central portion of the state of Sinaloa, Mexico. The town of Cosalá is about 240km by road north of Mazatlán. The Nuestra Señora mine is located 3.5km southeast of the mill and San Rafael is located about 12km north- northeast of the town of Cosalá. The district is accessible from the town of Cosalá via rural paved and dirt roads. All primary access roads can accommodate standard highway vehicles.

At the end of 2017, the Company’s property in the Cosalá mining district, on which the San Rafael mine is located, consists of 67 mineral concessions that cover approximately 19,386ha. The concessions occur in two non-contiguous blocks, and within both blocks are a number of areas of land that the Company does not control. One such concession not controlled by the Company lies immediately adjacent to the southwest boundary of the San Rafael deposit. Other deposits within the Company’s property are El Cajón, which adjoins San Rafael to the southwest, and Nuestra Señora, a dormant mine located approximately 12km to the southeast of San Rafael.

The Company owns the concessions through its wholly owned subsidiaries, Minera Cosalá, S.A. de C.V. and Minera Platte. Although five of the 67 concessions are subject to a 1.25% net smelter return royalty, the San Rafael resources do not extend onto any of these five concessions.

All necessary operating and environmental permits for current operations are in place. The Cosalá Operations are subject to applicable environmental regulation. For further detail for further detail see “Description of the Business – Environmental Protection” and “Risk Factors – Government Regulation and Environmental Compliance”.

History and Exploration

The Cosalá mining district, where polymetallic mineralization occurs as primarily skarn-related deposits, was discovered and locally worked by the Spanish approximately 400 years ago. At the turn of the 19th century, French engineers reportedly developed and worked the Nuestra Señora mine with a 10 stamp mill that produced 800 to 1,000kg of silver per month. In 1949, Asarco Mexicana (“ASARCO”) purchased the Nuestra Señora mine and also mined material from the La Estrella mine, located one kilometer north of San Rafael. In addition, ASARCO did some work at El Cajón, sending the material to the mill at La Estrella. In or about February 1965, ASARCO ceased production and subsequently removed all of the mining equipment. ASARCO let its concessions at Nuestra Señora lapse in 1980.

Following a period of minimal inactivity, Scorpio Mining acquired the right to earn 100% interest in the Nuestra Señora property in 1998 and began an exploration program there in 1999. Since 1999, Scorpio Mining’s exploration at the Nuestra Señora property has included airborne magnetic, electromagnetic, and radiometric surveying; ground magnetic and electromagnetic surveying; geologic mapping; and sampling. Scorpio Mining began underground mine development at Candelaria in 2004 and in the Nuestra Señora Main Zone in 2005. The mill components were moved on-site starting in 2006, and the mill began producing concentrates in 2008.

Since 1965, several small Mexican mining operators have worked the mines in the vicinity of San Rafael and El Cajón. Modern exploration was started by Industrias Peñoles, S.A. de C.V. (“Peñoles”) in the late 1970s into the 1980s and again in 1999. In 1995, Minas de Oro Hemlo, S.A. de C.V. (“Hemlo”) conducted mapping, sampling, and road building, and drilled 15 reverse circulation holes primarily within the San Rafael area exploring for precious metals. In early 2000, Noranda Exploraciones Mexico, S.A. de C.V. (“Noranda”) completed three IP-resistivity lines over the San Rafael zone in the area of the previous Hemlo drilling. Noranda drilled seven core holes at San Rafael totaling 1,348m in 2001.

Platte River Gold Inc. (“PRG”) became interested in the San Rafael-El Cajón-La Verde area in early 2004. On June 1, 2004, PRG, through their Mexican subsidiary, signed a four-year option agreement for 100% of the exploration and mining concessions along with all of the infrastructure and mining equipment used at the La Verde mine and project area, excluding the mill in Cosalá. PRG made the final payment and acquired the property in July 2008. During their tenure, PRG conducted induced polarization, resistivity, and ground magnetic surveying; geological mapping; chip-channel sampling of outcrops and road cuts; and the drilling of 371 holes. They tested 15 different targets, but the focus of their work was on San Rafael and El Cajón.

Scorpio acquired PRG in 2010, thereby adding the San Rafael and El Cajón projects to their previously acquired Nuestra Señora project. On March 16, 2011, Scorpio acquired five mineral concessions from Grupo Industrial Minera Mexico S.A. de C.V. in the Cosalá district immediately adjacent to its existing concessions. From 2010 through July 20, 2012, Scorpio’s exploration in the San Rafael and El Cajón area consisted of mapping and the drilling of 282 core holes totaling 35,296m. The focus of the work was on the San Rafael and El Cajón deposits. Scorpio also drilled four other targets including surface and underground drilling at the historic La Verde mine area. In 2010, Quantec Geoscience Ltd. completed a 48-line-kilometer Titan-24 DC/IP geophysical survey centered over the San Rafael area; results of subsequent drilling to test some of the anomalies were not encouraging.

Geology and Mineralization

The Cosalá mining district lies along the western edge of the Sierra Madre Occidental, an extensive Tertiary volcanic province covering approximately 800,000km2. Mineralization within the Cosalá mining district is related to granodioritic or granitic intrusions emplaced between 140 and 45 million years ago into Cretaceous sedimentary rocks that overlie older basement terranes.

The property lies within a sub-circular inlier of Cretaceous limestone approximately 10km in diameter situated in the eastern part of the 139 to 45 Ma-old Sinaloa Batholith. Contact metamorphism of the limestones created re-crystallized limestone, marble, and skarn. Initial skarn development in the area was contemporaneous with emplacement of the batholith; however, there were several pulses of magmatic and hydrothermal activity. Carbonate replacement-style mantos, veins, chimneys, chimney breccias, and mineralized exoskarn and endoskarn occur within limestone and felsic and lesser mafic intrusions. Pyrite, sphalerite, chalcopyrite, galena, and lesser tetrahedrite are the principal sulphide minerals.

In the San Rafael-El Cajón area, Cretaceous limestone, commonly recrystallized and marbleized but only locally skarn-altered, is exposed within windows in Tertiary volcanic rocks. Massive sulfide Main Zone mineralization at San Rafael occurs primarily along the contact of dacite tuff with Cretaceous limestone, with additional mineralization within the dacite in the Upper Zone and within skarn-altered limestone in the Zone 120. The protolith at El Cajón is altered limestone, thought to be of Cretaceous age. San Rafael contains silver, lead, and zinc mineralization with minor gold and copper. The main minerals are pyrite, pyrrhotite, sphalerite, and galena with minor marcasite, chalcopyrite, and magnetite. The El Cajón-type of mineralization, also seen at the nearby Zone 120 deposit, is related to skarn alteration of calcareous sediments and occurs as both mantos and chimneys. It consists of silver-copper-gold mineralization in the form of chalcopyrite and tetrahedrite with minor pyrite, galena, sphalerite, arsenopyrite, chalcocite, jalpaite, native silver, copper, and bismuth.

Mining Method, Processing and Local Resources

San Rafael is an underground project utilizing a cut-and-fill mining method with conventional flotation to produce two concentrates, lead and zinc, with silver by-products.

Reserves have been based on a cut-and-fill mining method. Most of the fill material will be from development. It is not anticipated to use cement with the fill material since no mining against fill will be undertaken. To provide additional ground support pillars will be left in place as required. Cut-and-fill stopes were initially designed using Measured and Indicated blocks above a US$54 per tonne NSR cutoff. Development designs were created to provide mining access to the different cut-and-fill stopes. The cut-and-fill stopes are based on panel sizes up to 50m long and 16m high.

The Cosalá Operations has established necessary sources of water, power, waste disposal and tailings storage for current and planned operations. The Company has the necessary processing facilities and holds sufficient surface rights to conduct operations. Ore is hauled by third-party contractors from San Rafael to the Los Braceros process plant, a road distance of approximately 15km. The Los Braceros process plant is a conventional flotation mill that produces zinc, lead and copper concentrates. Silver is a payable metal in all three products. The facility processes approximately 1,700 tonnes per day through parallel primary ball mills feeding a single flotation circuit.

Metallurgical Testing

Metallurgical testing of material from San Rafael was conducted in seven main phases over a period of roughly ten years (2005 – 2015) on a variety of composites. Both bench-top and locked-cycle flotation testing conducted on the San Rafael Main Zone sulfide mineralization has shown this material can be successfully processed using a sequential flotation process to produce separate silver-lead and zinc concentrate products. Lead head grades ranged from 1.22% to 2.09% while zinc head grades ranged from 2.99% to 4.27%.

The test work confirmed a conventional process approach would serve adequately with crushing and grinding followed by lead rougher floatation, in turn followed by zinc flotation. It was confirmed that a primary grind of 80% passing 100 to 110μm would be suitable for commercial operation and data was obtained on reagent dosage.

Given the above particle size target, the anticipated lead and zinc recoveries are expected to exceed 75% and 83%, respectively, with total silver recovery of approximately 45% to 50%.

Capital and Operating Costs

Americas Silver has extensive experience with underground mining and processing at the nearby Nuestra Señora mine and Cosalá (Los Braceros) process plant. Costs have been estimated using a combination of real-world experience at Nuestra Señora and the Los Braceros plant and first principle costing. Note that the cost for cut-and-fill mining is based on performance at Nuestra Señora, and reflects the use of development waste fill without addition of cement.

Operating and capital costs estimates are shown in the following two tables.

San Rafael	US$/t
Operating Costs	Processed
Mining	21.15
Processing	13.67
Technical Services	1.80
G&A	6.07
Total Operating Cost	42.69

San Rafael	Initial	Sustaining	Total
Capital Costs	K USD	K USD	K USD
Mine Development	6,072	20,704	26,776
Mine Infrastructure	7,855	14,678	22,533
Process Infrastructure	2,011	1,777	3,788
Other	340	1,883	2,223
10% Contingency	1,021	370	1,391
Working	4,154	(4,154)	-
Total Capital Cost	21,452	35,259	56,711

Please see “General Development of the Business – Operations – Three Year History – 2018” for the Company’s updates on the San Rafael project.

Exploration, Development and Production

The Company’s current strategy is focused on extending the mine life of its current assets through exploration, optimizing the recently developed San Rafael mine, and charting a path to profitability at Galena. Exploration will continue evaluating early stage targets with an emphasis on the Cosalá District, and prospective areas near existing infrastructure at the Galena Complex.

Galena Complex

The Galena Complex consists of the operating Galena mine with two shafts (Galena and #3), the Galena processing plant, the idle Coeur mine with one shaft (Coeur), the Coeur processing plant (currently on care and maintenance), and the Caladay exploration property with one shaft. The Galena mine has operated since 1885, and since 1953 the Galena Complex has yielded approximately 230 million ounces of silver along with associated amounts of lead and copper. Galena produces a nominal 550 tons per day (“stpd”) of ore. The flotation processing plant located at Galena has a capacity of 700 stpd. It is configured to produce a single flotation concentrate.

Property Description and Location

The Galena Complex is located in the Coeur d’Alene Mining District in Shoshone County, Idaho, a prolific silver producing district since the mid-1800s, located two miles west of the town of Wallace. Spokane, Washington is about 75 miles to the west and Missoula, Montana is about 110 miles to the east. The property is about 1 mile south of Interstate Highway I-90.

The property covers 8,915 acres, over an area about 9 miles long east to west, and 2 miles wide north to south. The Galena Shaft is located near the center of the property and lies at 47028’39” N latitude and 115058’01” W longitude, with a collar elevation of 3,042 feet above sea level.

Land Tenure and Ownership

The Company’s land position at the Galena Complex has changed since the previous Technical Report due to the sale of part of holdings on the western end of the property. The property is a combination of patented, unpatented and fee lands that are owned or leased by the Company’s subsidiaries. The total area covered by all the land owned, controlled or leased by the Company is 8,915 acres. All properties are in good standing with respect to title and current taxes. Net smelter return royalty agreements exist on some leased properties, but no production has been realized from any of the leased claims, and none is contemplated in the life of mine plan (“LOMP”). All necessary operating and environmental permits are current. All production, reserves and resources are on patented mining claims owned by the Company. See also “Risk Factors – Mining Property and Title Risks” and “Risk Factors – Surface Rights and Access”.

Permitting

The Company has all material permits required to operate the mines, processing plants and tailing storage facility comprising the Galena Complex as currently contemplated.

Physiography, Accessibility, Climate, Local Resources

The Coeur d’Alene District lies in the Bitterroot Mountains, a part of the Northern Rocky Mountains.  The Galena area is one of high relief and rugged terrain, with many slopes at angles of 30% or greater. Valley flats are restricted to the main stream and the lower reaches of some major tributaries; in only a few places do the flats exceed half a mile in width.  Ridge crests range in altitude from 6,000 to 7,000 feet.  Thus the maximum relief between valley floors and adjacent ridge crests and peaks ranges from 3,000 to 4,000 feet. The climate of the Coeur d’Alene District is strongly seasonal with warm summers and hard winters. Mining and exploration activities take place year-round.

The Company’s land position lies along and immediately south of the main freeway through the area, Interstate Highway I-90. All the centers of population and Americas Silver’s property are accessible by main highways, hard surfaced roads or well-graded gravel roads.  Personnel are sourced from nearby towns and cities.

The Company has established necessary sources of water, power, waste disposal and tailings storage for current and planned operations. The Company has the necessary processing facilities and holds sufficient surface rights to conduct its operations.

Existing Infrastructure

The Company has the necessary processing facilities and holds sufficient surface rights to conduct operations. The surface and underground infrastructure at the Galena Complex include the following:

●	Galena processing facility
●	Galena and #3 shafts equipped for hoisting
●	Coeur processing facility
●	Coeur shaft equipped for hoisting
●	Caladay shaft for ventilation only
●	A tailings storage facility located near the town of Osburn
●	Shops, offices, warehouse facilities and a mine dry
●	Inter-connected level development connecting the 4 shafts

History and Exploration

The Galena Complex is situated in the center of the Coeur d’Alene Mining District of North Idaho. Placer gold was first discovered in the district in 1858. By 1860, the gold-rush prospectors had also discovered the silver-lead veins in the district.

Prior to Americas Silver, companies owning all or part of the Galena Complex properties at various times since 1887 have included Killbuck Mining, Galena Mining, Callahan Mines, Federal Mining and Smelting, Vulcan, ASARCO, Day Mines, Coeur d’Alene Mines, U.S. Silver, and U.S. Silver and Gold Inc.

Since 1953, the Galena and Coeur Mines have yielded approximately 230 million ounces of silver, 159 million pounds of copper and 69 million pounds of lead from 11.8 million tons of combined silver-copper and silver-lead ore. More than 80% of the total silver has come from the Galena mine.

The Galena mine has a long history dating back to 1887, but the modern history and mining commenced in 1947 under the management of ASARCO. From 1953 to 2013 the Galena mine primarily mined silver-copper ore with minor production of silver-lead ore. Beginning in 2014, silver-lead ore became the predominant ore type.

Total production from the Galena mine from 1953 to the end of 2015 was approximately 189.5 million ounces of silver from 9.3 million tons of ore. Average grade of the silver-copper ore was 21.3 opt Ag and 0.72% Cu. Average grade of the silver-lead ore was 5.1 opt Ag and 6.0% Pb. This excludes production from the Coeur mine, which is now part of the Galena Complex.

The Coeur mine shaft was collared in 1963 by Coeur d’Alene Mines. The mine produced continuously from 1976 through 1991, and again from 1996 through 1997. The total production from the Coeur mine sent to the process plants was approximately 40.5 million ounces of silver from 2.5 million tons of ore. Average ore grades were 16.5 opt Ag and 0.67% Cu.

The Coeur mine was put on care and maintenance from 1997 to 2007, when work was begun to rehabilitate the Coeur mine 3400 Level and later the Coeur shaft. The Coeur mill was re-started in September 2007 to process silver-lead ore from the Galena mine. By early 2008, silver-lead ore was trammed from the Galena mine 3700 Level to the Coeur Shaft (Coeur 3400 Level) and was hoisted up the Coeur shaft for processing at the Coeur mill. During 2012, the Coeur mine was rehabilitated for mining, which started in September 2012 but underground work ceased in 2014.

The Caladay property began in the mid-1960s as a joint venture involving Callahan Mining, ASARCO, and Day Mines (hence the name “Caladay”). The joint venture sank a 5,100-foot shaft during the early 1980s on the east end of the Coeur d’Alene Silver Belt, just east of the Galena property. From the 4900 Level of the Caladay shaft an exploration drift was developed east and west. The western drift intersects the Galena mine’s 4900 Level.

The joint venture was purchased by Coeur d’Alene Mines Corp in the 1980s. The Caladay shaft and workings are currently used as ventilation exhaust for the Galena workings.

After the 1980s no exploration was undertaken on the Caladay property until 2012, when U.S. Silver and Gold Inc. drilled several thousand feet and defined Mineral Resources as discussed in section 14 of the Galena Technical Report.

Geology and Mineralization

The Galena Complex and most other deposits of the Coeur d’Alene Mining District are hosted by metamorphosed Precambrian sedimentary rocks which are part of the Belt Supergroup. The strata are composed primarily of fine-grained quartz and clay (the clay now metamorphosed to fine-grained white mica, or sericite). Three major rock types are generally recognized; vitreous quartzite, which is primarily metamorphosed fine-grained quartz sand, siltite-argillite, which is silt-sized quartz grains that are completely separated from each other by a large proportion of sericite, and sericitic quartzite which contains intermediate proportions of quartz and sericite.

Mineralization at the Galena Complex occurs in steeply dipping fissure filling veins, and in wide disseminated zones, all occurring near four major fracture systems and three major faults. The veins generally strike east-west and northeast-southwest, and range in thickness from a few inches to over fifteen feet.

The vein mineralization is of two distinct types: silver-copper mineralization containing tetrahedrite and lesser chalcopyrite as the principal economic minerals; and silver-lead mineralization dominated by argentiferous galena. Gangues in both types are mainly siderite, with varying amounts of pyrite and quartz. The silver-lead mineralization occurs both as well-defined, steeply-dipping, relatively narrow veins, and as wider zones of disseminated and stringer mineralization. The latter type occurs predominately in the eastern part of the property, in the Caladay Zone, on and adjacent to the former Caladay property.

Mining Methods

The current mining methods used at the Galena Complex are conventional cut and fill and mechanized cut and fill. Conventional cut and fill is done using the overhand method, utilizing hydraulically placed tailings (“sand fill”) as backfill, typically without the addition of cement. Mechanized cut and fill is done using both overhand and underhand methods. In the case of the overhand method, sand fill is used as backfill, typically without the addition of cement. For the underhand method, cement is typically added to the sand fill in order to provide the required strength to work underneath the placed backfill. Ore is hauled to either the Galena or #3 shafts via tracked locomotives and rail cars. Ore is loaded into the rail cars directly via ore chutes in stopes, pneumatic cavos, or in mechanized stoping areas, by diesel scooptrams/Load Haul Dump equipment. Waste associated with primary and secondary development is typically kept underground and placed as fill in old headings and open stopes. As needed, it can be hauled to the shaft, skipped to surface and placed on the existing surface waste rock storage facility. Ore is currently skipped to surface from several levels of the mine using either the #3 hoist. The Coeur mine and shaft is currently on care and maintenance. The Coeur shaft is used for ventilation purposes and provides an alternative means of egress.

Mineral Processing

The Galena Complex consists of two processing plants, Galena and Coeur. The Coeur plant has been on care and maintenance since April 2016. The Galena processing plant follows a conventional flowsheet:

●	Crushing and Screening
●	Grinding and Cycloning
●	Flotation Concentration
●	Concentrate Dewatering
●	Tailings Pumping for Sand Fill
●	Tailings Pumping for Osburn Tailings Storage Facility

Overall recoveries achieved in 2018 production at the Galena processing plant were approximately 95% for silver and 92% for lead. Although only a silver-lead concentrate is currently produced, the LOMP does include future mining from the silver-copper veins, at which time a silver- copper concentrate will be produced again.

Project Infrastructure

The Galena Complex has produced for 130 years with only minor interruption. There are four shafts on the property of which the Galena, #3 and Coeur are equipped for hoisting. The #3 shaft currently serves as the main production hoist while the Galena shaft assists with personnel movement.

Surface facilities other than the processing plants at both the Galena and Coeur Mines include compressor houses, mine dry, mine and administrative offices, warehouses, timber framing yard, parking areas, hoist houses and headframes, a core storage facility, electrical power lines and substations for both mines and a modern telecommunications system.

Primary utilities for the Galena Complex include fixed installations for main and auxiliary ventilation, water pumping systems, electrical distribution and a clean water supply. In addition, there are mine and surface water treatment circuits.

The tailings storage facility, known as the Osburn Tailings Impoundment, is located adjacent to the town of Osburn, approximately 2 miles from the Galena processing plant.

Markets

The principal commodities at the Galena Complex are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured, subject to achieving product specifications.

As per industry norms for silver-lead and silver-copper concentrates, penalty charges are incurred for various deleterious elements when above specified levels. There are no known “hard caps” currently in place with any of the existing off-take agreements that would result in the concentrates not being readily saleable.

Capital and Operating Cost Estimates

Capital cost estimates for the Galena Complex are based on stated reserves. The sustaining capital costs total $36 million over a 7-year mine life, including mine development, mine/plant infrastructure, equipment costs, plant costs and tailings management.

In addition to sustaining capital costs, reclamation and closure costs are estimated at $2.84 million. This estimate covers reclamation and closure of the Osburn Tailings Impoundment, re-sloping and vegetation of the waste dumps and other surface disturbances and ongoing site monitoring.

Operating costs in the LOMP are based on recent operating history and average approximately $29 million per year. The table below shows the unit operating costs.

Galena Complex	US$/ton
Operating Costs	Processed
Mining	80.00
Processing	12.00
Exploration	2.00
G&A	53.00
Total Operating Cost	147.00

Please see “General Development of the Business – Operations – Three Year History 2018” for the Company’s updates on the Galena Complex.

Exploration, Development and Production

The Company’s current strategy is focused on extending the mine life of its current assets through exploration, optimizing the recently developed San Rafael mine, and charting a path to profitability at Galena.  Exploration will continue evaluating early stage targets with an emphasis on the Cosalá District, and prospective areas near existing infrastructure at the Galena Complex.

Relief Canyon Mine

Assuming the completion of the Pershing Gold Acquisition, the Relief Canyon Mine will become a mineral project material to Americas Silver on a post-acquisition basis. For more information, please see the Acquisition Circular, which is available for review on the Company’s SEDAR profile at www.sedar.com.

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THE SAN FELIPE PROPERTY

The San Felipe property is located in the Sonora River basin in the state of Sonora, northwest Mexico, within the San Felipe de Jesús and Huépac municipalities. The San Felipe property is located 160 km north-northeast of the city of Hermosillo, Sonora’s capital city, and 6 km west of the town of San Felipe de Jesús. The San Felipe property is not a mineral project material to the Company.

The San Felipe property consists of approximately 16,265 ha of mineral concessions under lease from the government of Mexico. The area is covered by 14 mineral concessions, all of which have been titled as Mining Concessions, according to Mexican mining law. The titles are valid for 50 years from the date titled and can be renewed for another 50 years. All of the concessions are held by Hochschild.

On March 2, 2017, Americas Silver entered into the San Felipe Option Acquisition agreement with Santacruz Silver Mining Ltd. (“Santacruz”) to acquire an existing option with Hochschild for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option for $5 million plus an initial option payment for $2 million was paid to Santacruz and Hochschild, respectively, with cash on hand by the Company in March 2017 while the final option payment of $8 million was payable to Hochschild on or before December 15, 2017. On December 1, 2017, the final option payment of $8 million, plus applicable VAT, was amended to become option payments of $0.5 million paid on January 1, 2018, $0.5 million paid on April 1, 2018, $1.0 million paid on July 1, 2018, with the remaining balance of $6 million payable on or before December 31, 2018. On December 15, 2018, the remaining option payment of $6 million, plus applicable VAT, was amended to become eight quarterly option payments of $0.75 million due and payable following the end of first quarter 2019, subject to satisfaction of certain conditions. As consideration for the amendment, the Company issued common shares valued at $0.6 million to Hochschild subsequent to year-end.  Following the announcement of the Pershing Gold Acquisition, the Company reviewed its strategic options for the San Felipe property and has classified it as an asset held-for-sale as at year end.

For more information regarding the San Felipe property, see the technical report (the “San Felipe Technical Report”) – entitled “Technical Report and Estimated Resources for the San Felipe Project, Sonora, Mexico” dated May 3, 2018 and prepared in accordance with NI 43-101 by and under the supervision of Paul Tietz, C.P.G. of Mine Development Associates, Inc., who is a Qualified Person for the purposes of NI 43-101. The San Felipe Technical Report is available for review on the Company’s SEDAR profile at www.sedar.com.

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RISK FACTORS

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on the Company’s SEDAR profile at www.sedar.com, the reader should carefully consider the following information. Any of these risk elements could have material adverse effects on the business of the Company. See “Note 20 – Financial Risk Management” of the 2018 Annual Financial Statements.

Risks Associated With Market Fluctuations in Commodity Prices

The majority of the Company’s revenue is derived from the sale of silver, zinc and lead contained in concentrates. Fluctuations in the prices of these commodities represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low silver, zinc and lead prices, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for silver, zinc and lead continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the U.S. dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors. In addition, the price of silver, for example, has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver and other commodity prices may materially adversely affect the Company’s financial performance or results of operations. The world market price of commodities has fluctuated during the last several years. Declining market prices for silver and other metals could have a material adverse effect on the Company’s results of operations and profitability. If the market price of silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed.

In particular, if applicable commodity prices are depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs. Any lost revenues, continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

The Company is Dependent on the Success of the San Rafael Project at its Cosalá Operations and the Galena Complex Which are Both Exposed to Operational Risks

The principal mineral projects of the Company are the San Rafael project at its Cosalá Operations and the Galena Complex. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits. Commercial production and operations at San Rafael will require the commitment of resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated primarily with commercial production. In addition, the Company’s other mining operations, exploration and development will require the commitment of additional resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on, among other things, the results of commercial production, the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations and other factors, many of which are beyond the Company’s control.

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

There can be no certainty that the Company’s exploration, development and production activities will be commercially successful.

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company’s operating results may be negatively affected by inaccurate estimates. Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of silver and other metals. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted, adjustments of reserve estimates might occur, which could alter mining plans. Either of these alternatives may adversely affect the Company’s actual production and operating results.

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive technical and economic studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

The Company’s future silver, zinc, lead and copper production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company’s business strategy to conduct silver exploration activities at the Company’s existing mining operations as well as at new exploration projects, and to acquire other mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future production will not decline. Accordingly, the Company’s revenues from the sale of concentrates may decline, which may have a material adverse effect on its results of operations.

Global Financial and Economic Conditions

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, India and other industrialized or developing countries, or disruption of key sectors of the economy such as oil and gas, may have a significant effect on the Company’s results of operations or may limit its ability to raise capital through credit and equity markets. The prices of the metals that the Company produces are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or developments impacting major industrial or developing countries. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Government Regulation and Environmental Compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. The Company is often required to post surety bonds or cash collateral to secure its reclamation obligations and may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral, and the bonds or collateral may not fully cover the cost of reclamation and any such shortfall could have a material adverse impact on its financial condition. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”). If the exemption is altered and these wastes are designated as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and may be required to make significant expenditures to construct or modify facilities for managing these wastes. In addition, releases of hazardous substances from a mining facility causing contamination in or damage to the environment may result in liability under the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”). Under the CERCLA, the Company may be jointly and severally liable for contamination at or originating from its facilities. Liability under the CERCLA may require the Company to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. It can also lead to liability to state and tribal governments for natural resource damages. Additional regulations or requirements are also imposed upon the Company’s operations in Idaho under the federal Clean Water Act (the “CWA”). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time. Specifically, the Company’s activities at the Galena Complex are subject to regulation by the U.S. Department of Labor’s Mine Safety and Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico. Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as MIA, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which involve significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or those of other mining companies that affect the environment, human health and safety. Interested parties including governmental agencies and non-governmental organizations or civic groups may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing violations of laws or regulations involving obtaining or complying with permits could provide a basis to revoke existing permits, deny the issuance of additional permits, or commence a regulatory enforcement action, each of which could have a material adverse impact on the Company’s operations or financial condition. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration. If adopted, such measures could increase the Company’s cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities. Proposed measures could also result in increased cost of fuel and other consumables used at the Company’s operations. Climate change legislation or regulation may affect the Company’s customers and the market for the metals it produces with effects on prices that are not possible to predict. Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company’s costs, threaten certain operating activities and constrain its expansion opportunities.

Mining Property and Title Risks

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims, which constitute a significant portion of the Company’s property holdings in Idaho, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.

The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Surface Rights and Access

The Company has reached various agreements for surface rights and access with certain local groups, including ejidos, for mining exploitation activities, including open pit mining, in the project area of Cosalá Norte. In addition, the Company currently has formal agreements for surface access with all ejidos on whose land its exploration activities are being performed. These agreements are valid for several years and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out. The Nuestra Señora process facility is located on land previously purchased by the Company and is not exposed to disruptions by third party ownership claims.

For future activities, the Company will need to negotiate with ejido and non-ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with ejidos can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

Labour Relations, Employee Recruitment, Retention and Pension Funding

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The Company is dependent on its workforce at its material producing properties and mills. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. Many of the Company’s employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on its earnings. A subsidiary of the Company was party, with the United Steel Workers Union, to a collective bargaining agreement that covered substantially all of the hourly employees at the Galena Complex with a term from June 29, 2014 to June 28, 2017. The parties negotiated the terms of a collective bargaining agreement in good faith following expiry of its term, and effective August 29, 2018, union membership at the Galena Complex ratified a collective bargaining agreement that runs until August 28, 2022 and covers substantially all the operation’s hourly employees. A failure to come to an agreement after expiration of such agreement could impact the operations at the Galena Complex if there was a labour action that results in an interruption of operations.

The Company also hires its employees or consultants to assist it in conducting its operations in accordance with laws of the host country. The Company also purchases certain supplies and retains the services of various companies in the host country to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in the host country or to obtain all the necessary services or expertise in the host country or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in the host country, the Company may need to seek and obtain those services from people located outside the host country, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations. Recruiting and retaining qualified personnel is critical to the Company’s success.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The volatility in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Some of the Company’s Material Properties are Located in Mexico and are Subject to Changes in Political and Economic Conditions and Regulations in that Country

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy – Dirección General de Minas, Mexico’s Secretary of Environment and Natural Resources (“SEMARNAT”); the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintenance of its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects. The Mexican Government is conducting a highly publicized crackdown on the drug cartels, resulting in a loss of lives. The operation has been unaffected by the conflict and is unlikely to be in the future. However, if the government’s actions lead to civil unrest, the situation could change.

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Cosalá District properties, or in any other projects that the Company becomes involved with. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Community and Social

The Company’s relationship with the communities where it operates is critical to ensuring the future success of project development and future operations. Globally, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. There is no assurance that the Company will be able to appropriately manage community relations in a manner that will allow the Company to proceed with its plans to develop and operate its properties.

Certain non‐governmental organizations, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Actions by such organizations could adversely affect the Company’s reputation and financial condition and may impact its relationship with the communities in which it operates. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on the Company. They may also file complaints with regulators and others. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator and may adversely affect the Company.

Substantially All of the Company’s Assets are Located Outside of Canada and This Could Have an Impact on Enforcement of Civil Liabilities Obtained in Canadian or U.S. Courts

Americas Silver is a corporation existing under the laws of Canada and its registered and head office is in Canada. Most of the Americas Silver’s directors and officers, and some or all of the experts named in this AIF, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of Americas Silver’s assets, are located outside the United States Americas Silver has appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon Americas Silver or those directors, officers and experts who are not residents of the United States. Investors should not assume that a Canadian court would enforce a judgment of a United States court obtained in an action against Americas Silver or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against Americas Silver or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. Americas Silver has been advised by its Canadian counsel that a judgment of a United States court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Americas Silver has also been advised by its Canadian counsel, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Company is Subject to Currency Fluctuations that May Adversely Affect the Financial Position of the Company

One of the Company’s primary operations is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in both U.S. dollars and Canadian dollars and has monetary assets and liabilities in Canadian dollars and Mexican pesos. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Financing Risks

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. In the event that cash flow from operations is insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

Risks Associated With Outstanding Debt

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums.

The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, see additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements.

If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money, and (iii) the holders of the Company’s secured debt could realize upon the security to the borrowings.

The Company May Engage in Hedging Activities

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the of prices zinc, lead, and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with changes price will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

The Company May Require Significant Capital Expenditures

Substantial expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks Associated With the Company’s Business Objectives

The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.

Current Holders of Americas Silver will have Reduced Ownership and Voting Interests in Americas Silver after the Pershing Gold Acquisition Than They Currently Have

Based on the number of Americas Silver common shares issued and outstanding, current shareholders of the Company and current holders of Pershing Gold common stock would own approximately 63.5% and 36.5% of Americas Silver common shares, respectively, upon the completion of the Pershing Gold Acquisition, assuming no additional issuances of Americas Silver common shares or shares of Pershing.

Gold Common Stock Between December 31, 2018 and the Effective Time of the Transaction. Any Delay in Completing the Transaction May Reduce or Eliminate the Benefits Expected to be Achieved Thereunder

The completion of the Pershing Gold Acquisition remains subject to the outstanding CFIUS regulatory clearances, which may continue to prevent, delay, or otherwise materially adversely affect its completion. While the Company expects to ultimately obtain the CFIUS clearance, it is not predicable when and whether this will be obtained. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Pershing Gold Acquisition for a significant period of time or prevent it from occurring altogether. Any delay in completing the Pershing Gold Acquisition could cause the Company not to realize some or all of the synergies and other benefits that are expected to be achieved if the Pershing Gold Acquisition is successfully completed within its currently expected time frame.

The Integration of Americas Silver and Pershing Gold May Not Occur as Planned

The merger agreement for the Pershing Gold Acquisition was entered into with the expectation that its successful completion will result in increased precious metal production and an enhanced platform for growth for Americas Silver following completion of the transaction. These anticipated benefits will depend in part on whether Americas Silver’s and Pershing Gold’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities and unanticipated costs. As a result of these factors, it is possible that the cost reductions and synergies expected from the Pershing Gold Acquisition will not be realized by Americas Silver. In addition, such synergies assume certain realized long-term metals prices and foreign exchange rates. If actual prices are below such assumed prices, the realization of potential synergies could be adversely affected.

Americas Silver May Be Subject to Significant Capital Requirements and Operating Risks Associated With its Expanded Operations and its Expanded Portfolio of Growth Projects.

Americas Silver must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustaining capital requirements. If Americas Silver does not realize satisfactory prices for the commodities that it produces, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect Americas Silver’s ability to access the capital markets in the future to meet any external financing requirements Americas Silver might have. If there are significant delays in terms of when any exploration, development and/or expansion projects are completed and producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Americas Silver’s results of operation, cash flow from operations and financial condition. Americas Silver may need additional financing in connection with the implementation of its business and strategic plans from time to time after closing of the Transaction. The exploration and development of mineral properties, including Relief Canyon, and the ongoing operation of mines require a substantial amount of capital and may depend on Americas Silver’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The combined entity may accordingly need further capital depending on exploration, development, production and operational results and market conditions, including the prices at which Americas Silver sells its production, or in order to take advantage of further opportunities or acquisitions. Americas Silver’s financial condition, general market conditions, volatile metals markets, volatile interest rates, a claim against Americas Silver, a significant disruption to Americas Silver’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may affect the ability of Americas Silver, or third parties it seeks to do business with, to access those markets. There is no assurance that Americas Silver will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If Americas Silver raises funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of Americas Silver and reduce the value of their investment. In addition, Americas Silver’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labor disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure Page | 85 events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Americas Silver’s mining or processing operations could materially adversely affect Americas Silver’s business, results of operations, financial condition and liquidity.

Americas Silver’s Future Results Will Suffer if it Does Not Effectively Manage its Expanded Operations Following the Pershing Gold Acquisition.

Following completion of the Pershing Gold Acquisition, the size of Americas Silver’s business will increase significantly. Its future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations, and associated increased costs and complexity. There can be no assurances that Americas Silver will be successful following the completion of the Pershing Gold Acquisition.

Competition in the Mining Industry

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable mines, developmental projects, producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate Sales Risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

Certain Risks Related to the Ownership of the Company’s Common Shares

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

The Common Shares are currently listed on the TSX and the NYSE American. There can be no assurance that an active market for the Common Shares will be sustained.

Additionally, the exercise of stock options and warrants already issued by the Company and the issuance of additional equity securities or convertible debt securities in the future could result in dilution in the equity interests of holders of Common Shares.

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Common Shares.

As of the date of this AIF, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Tax Considerations

Mexico

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company’s operations in Mexico: corporate income tax and a Flat Rate Business Tax (“IETU”). Mexican corporate income tax was calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

In late 2013, a new income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

●
New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;

●	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;
●	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
●	Elimination of the IETU;
●	Elimination of the option for depreciation of capital assets on an accelerated basis;
●
Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and

●
Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has reviewed the 2014 Tax Reform and is challenging the constitutionality of the 7.5% mining royalty, the 0.5% environmental duty, and other aspects of the Reform. The Company currently believes it is in compliance with the new legislation and there is no guarantee it will be successful in its challenges against the Mexican Government.

United States

On December 22, 2017, the Tax Cuts and Jobs Act was signed into law and significantly revised the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The Tax Cuts and Jobs Act, among other things, reduces the backup withholding tax rate from 28% to 24% and contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), implementation of a “base erosion anti-abuse tax” which requires U.S. corporations to make an alternative determination of taxable income without regard to tax deductions for certain payments to affiliates, taxation of certain non-U.S. corporations’ earnings considered to be “global intangible low taxed income” repeal of the alternative minimum tax (“AMT”) for corporations and changes to a taxpayer’s ability to either utilize or refund the AMT credits previously generated, revision in the attribution rules relating to shareholders of certain “controlled foreign corporations”, limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modification or elimination of many business deductions and credits. Notwithstanding the reduction in the U.S. corporate income tax rate, the overall impact of the Tax Cuts and Jobs Act is uncertain, and Americas Silver’s business and financial condition could be adversely affected. The impact of the Tax Cuts and Jobs Act on holders of Americas Silver common shares is also uncertain and could be adverse. For example, recent changes in federal income tax law resulting in additional taxes owed by U.S. shareholders related to “controlled foreign corporations” may discourage U.S. investors from owning or acquiring (directly, indirectly or constructively) 10% or greater of outstanding Americas Silver common shares, which other shareholders may have viewed as beneficial or may otherwise negatively impact the trading price of Americas Silver common shares. Americas Silver is unable to predict what U.S. federal tax law may be proposed or enacted in the future or what effect such changes would have on Americas Silver’s business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect Americas Silver’s effective tax rates in the future where it has operations and have an adverse effect on its overall tax rate in the future, along with increasing the complexity, burden and cost of tax compliance. Shareholders are urged to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding Americas Silver common shares.

U.S. holders of Americas Silver common shares should be aware that Americas Silver believes it was not classified as a passive foreign investment company (“PFIC”) for its tax year ended December 31, 2018, and based on current business plans and financial expectations, Americas Silver expects that it will not be a PFIC for the current tax year. Americas Silver has not made any determination as to its PFIC status for future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that Americas Silver will not become a PFIC for any tax year during which U.S. holders own Americas Silver shares.

If Americas Silver is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Americas Silver common shares, or any “excess distribution” received on its Americas Silver common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Americas Silver common shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of Americas Silver’s net capital gain and ordinary earnings for any year in which Americas Silver is a PFIC, whether or not Americas Silver distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that Americas Silver will satisfy the record keeping requirements that apply to a QEF, or that Americas Silver will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that Americas Silver is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Americas Silver common shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Americas Silver common shares over the taxpayer’s basis therein. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the Transaction and the acquisition, ownership, and disposition of Americas Silver common shares.

There is a risk that we will be classified as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “U.S. Shareholders.” For this purpose, a “U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power of our outstanding shares. If we are classified as a CFC, a U.S. Shareholder may be subject to U.S. income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable to “subpart F income” and may also be subject to tax at ordinary income tax rates on any gain realized on a sale of common shares, to the extent of our current and accumulated earnings and profits attributable to such shares. The CFC rules are complex and U.S. Shareholders of our common shares are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

Additional Reporting Requirements May Apply if Americas Silver Loses its Status as a “Foreign Private Issuer” Under the U.S. Exchange Act

Americas Silver is currently considered a “foreign private issuer” under the rules of the SEC. However, following completion of the Pershing Gold Acquisition, it may lose its “foreign private issuer” status at future assessment dates. As a foreign private issuer, Americas Silver is subject to the reporting requirements under the U.S. Exchange Act applicable to foreign private issuers. Americas Silver is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities. In addition, Americas Silver must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Americas Silver in Canada or filed with the TSX and which was made public by the TSX, or regarding information distributed or required to be distributed by Americas Silver to its shareholders. Moreover, although Americas Silver is required to comply with Canadian disclosure requirements, in some circumstances Americas Silver is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the U.S. Exchange Act. Americas Silver is required to file financial statements in accordance with IFRS, and therefore does not file financial statements prepared in accordance with generally accepted accounting principles in the United States as do U.S. companies that file reports with the SEC. Furthermore, Americas Silver is not required to comply with the U.S. proxy rules or with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, although it must comply with Canadian disclosure requirements. In addition, among other matters, Americas Silver’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules under the U.S. Exchange Act with respect to their purchases and sales of Americas Silver common shares. Americas Silver also presents information regarding mineral resources and reserves in accordance with NI 43-101 rather than SEC Industry Guide 7 with which U.S. companies must comply. If Americas Silver loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements with the content and in the form permitted as if it were a U.S. company, and incur additional costs to make such filings. Americas Silver does, however, file quarterly financial information under Canadian periodic reporting requirements for public corporations, which is accessible through the Internet at www.sedar.com, and will furnish such quarterly financial information to the SEC under cover of Form 6-K, which is available at www.sec.gov. Insiders of Americas Silver are generally required to disclose their trading in Americas Silver Common Shares within 5 days of the date of the trade and these trading activity reports can be accessed through the Internet at www.sedi.ca.

Americas Silver is an “Emerging Growth Company” and Americas Silver Cannot be Certain if the Reduced Disclosure Requirements Applicable to Emerging Growth Companies Will Make Americas Silver Common Shares Less Attractive to Investors

Americas Silver is an “emerging growth company” as defined in the JOBS Act. Americas Silver will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which Americas Silver has total annual gross revenues of US$1.07 billion or more; (b) the last day of the fiscal year of Americas Silver following the fifth anniversary of the date of the first sale of common equity securities of Americas Silver pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which Americas Silver has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which Americas Silver is deemed to be a ‘large accelerated filer’ under U.S. securities laws.

For so long as Americas Silver continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in its annual reports filed under the U.S. Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its stockholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and such issuer’s financial performance. As a foreign private issuer, Americas Silver is not subject to such requirements, and will not become subject to such requirements even if Americas Silver ceases to be an emerging growth company, unless Americas Silver also ceases to be a “foreign private issuer”.

The Company’s Information Technology Systems May Be Vulnerable to Disruption Which Could Place its Systems at Risk from Data Loss, Operational Failure, or Compromise of Confidential Information

The Company relies on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While the Company regularly obtains and develops solutions to monitor the security of its systems, it remains vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access or sabotage systems are under continuous and rapid evolution, which may deter efforts to detect disruption of data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, other payables, derivative assets and liabilities, and other financial instruments may be held from time to time. These financial instruments are exposed to numerous risks, including, among others, liquidity risk, currency risk, interest rate risk, counterparty risk and credit risk. Many of these risks are outside the Company’s control. There is no assurance that the Company will realize the carrying value of any of its financial instruments.

Accessibility and Reliability of Existing Local Infrastructure

The Company’s mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important considerations, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Risks and Uncertainties Related to the Repatriation of Funds From Foreign Subsidiaries

The Company expects to generate cash flow and profits at its foreign subsidiaries, and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

***

DIVIDENDS

The Company has not, since its incorporation, paid any dividends on any of its Common Shares and it is not contemplated that any dividends will be declared on the Common Shares in the immediate or foreseeable future. The directors of the Company will determine any future dividend policy on the basis of earnings, the Company’s financial position and other relevant factors.

***

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares (“Common Shares”). As of March 29, 2019, 45,391,989 Common Shares were issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Assuming completion of the Pershing Gold Acquisition, an additional 24,086,148 Common Shares will be issued in exchange for common shares of Pershing Gold, which would result in a total of 69,478,137 Common Shares issued and outstanding following closing of the Pershing Gold Acquisition.

Holders of Common Shares are entitled to receive dividends, if any, as and when declared by the Board out of monies properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine, and all dividends which the Board may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

The Company also has options to purchase 3,159,993 Common Shares outstanding as of March 29, 2019 and the Company’s warrants outstanding which are exercisable for Common Shares (the “Warrants”). See “Note 13 – Share capital” to the 2018 Annual Financial Statements for additional information regarding the Company’s convertible securities.

The following table summarizes the Company’s Warrants outstanding as of March 29, 2019.

Number of Warrants	Exercise Price (C$)	Issuance Date	Expiry Date
1,074,999	3.12	Oct 2018	Oct 1, 2023
799,065	4.68	Jul 2016	Jun 14, 2021
1,447,426	4.68	Jun 2016	Jun 9, 2021
Total: 3,321,490

Constraints

To the best of its knowledge, the Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

***

MARKET FOR SECURITIES

The Common Shares are traded on the TSX under the symbol “USA”. The closing price of the Common Shares on the TSX on December 31, 2018 was C$2.23 and on March 28, 2019 was C$2.15. The Common Shares are traded on the NYSE American under the symbol “USAS”. The closing price of the Common Shares on the NYSE American on December 31, 2018 was US$1.65 and on March 28, 2019 was US$1.59.

The following table sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:

Period	High (C$)	Low (C$)	Total Volume
January 2018	5.74	4.70	1,041,594
February 2018	5.17	4.17	618,598
March 2018	4.72	4.16	717,880
April 2018	5.37	4.19	850,118
May 2018	5.03	4.43	699,817
June 2018	4.63	3.91	680,717
July 2018	4.21	3.38	600,697
August 2018	3.39	2.80	774,614
September 2018	3.33	2.72	647,191
October 2018	3.44	2.62	1,288,411
November 2018	2.83	1.75	1,168,325
December 2018	2.39	1.66	1,314,423
January 2019	2.59	2.00	2,411,264
February 2019	2.68	2.12	1,527,954
March 1-28, 2019	2.55	2.04	1,827,780

The following table sets forth the high and low market prices and the volume of the Common Shares traded on the NYSE American during the periods indicated:

Period	High (US$)	Low (US$)	Total Volume
January 2018	4.65	3.74	133,531
February 2018	4.13	3.37	74,973
March 2018	3.70	3.20	201,255
April 2018	4.30	3.28	119,454
May 2018	3.99	3.45	189,939
June 2018	3.58	2.95	113,020
July 2018	3.31	2.60	125,539
August 2018	2.70	2.08	171,581
September 2018	2.60	2.05	165,447
October 2018	2.61	2.00	278,460
November 2018	2.16	1.31	205,342
December 2018	1.75	1.235	337,143
January 2019	1.94	1.50	391,029
February 2019	2.00	1.65	311,015
March 1-28, 2019	1.93	1.53	2,248,364

***

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The table below sets forth the name, province or state and country of residence, position with the Company, principal occupation during the previous five years and the number of voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised, for the directors and executive officers of the Company.

As of December 31, 2018, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 313,663 Common Shares representing approximately 0.76% of its issued and outstanding Common Shares.

The terms of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election. The officers hold their office at the discretion of the Board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and constitute committees.

Name and Residence and Position with the Company	Principal Occupation For Five Preceding Years	Number and Percentage of Company Shares Owned
DIRECTORS
Darren Blasutti Ontario, Canada Director and Chief Executive Officer Director since: December 23, 2014 (U.S. Silver & Gold since June 6, 2012 and RX Gold since July 6, 2011)
Mr. Blasutti is currently the President and Chief Executive Officer of Americas Silver. He was formerly the President and Chief Executive Officer of U.S. Silver, and prior to that, the President and Chief Executive Officer of RX Gold & Silver Inc., and former Senior Vice President of Corporate Development for Barrick Gold Corporation until January 2011. At Barrick Gold Corporation, he reported to the Chief Executive Officer and played a lead role in the strategic development of Barrick Gold Corporation for over 13 years, during which time he executed over 25 gold mining transactions including the acquisition of Homestake Mining Company and Placer Dome Inc. and the consolidation of the world class Cortez property from Rio Tinto. Mr. Blasutti also led the creation of Barrick Energy Inc. to hedge Barrick Gold Corporation’s exposure to energy prices and was integral to the initial public offering of African Barrick Gold. During his tenure at Barrick, he also led the Investor Relations function. Mr. Blasutti is a member of the Chartered Professional Accountants Canada and was previously at PricewaterhouseCoopers LLP where he planned, supervised and managed audits for a variety of clients. Mr. Blasutti is currently a director of Chantrell Ventures Corp.
75,714 (0.18%)

Alexander Davidson Ontario, Canada Chairman Director since: December 23, 2014 (U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011)
Mr. Davidson was Barrick’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick Gold Corporation’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick Gold Corporation in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick Gold Corporation’s expansion out of North America and into Latin America and beyond and retired from Barrick in 2009. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte project in the Alto Chicama District, Peru. Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board of directors and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees.
27,706 (.07%)
Alan Edwards Arizona, United States Director Director since: December 23, 2015 (U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp since June 23, 2011)
Mr. Edwards serves on the board of directors and is President of AE Resources Corp. He also serves on the board of directors for Entrée Resources Ltd., Mason Resources Corp., Detour Gold Corp., and Orvana Minerals Corp. Mr. Edwards is also currently a non-executive Chairman of Rise Gold Corp. and a principal of Gladiator Mining Corp. From May 2010 to July 2013 he was a director of AuRico Gold Inc. and from July 2013 to July 2015 he was Chairman of the board of directors; From October 2011 to January 2017, he was Chairman of the board of directors of AQM Copper Inc.; From August 2013 to February 2015 he was Chairman of the board of directors of Oracle Mining Corp., from September 2012 to July 2013, he was Chief Executive Officer of Oracle Mining Corp.; From 2009 to May 2011, he was President and Chief Executive Officer of Copper One Inc.; From 2007 to 2009, he was President and Chief Executive Officer of Frontera Copper Corporation. Mr. Edwards also served as COO of Apex Silver Mines Corp. and has also worked for Kinross Gold Corp., P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company. Mr. Edwards holds an MBA (Finance) from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona.
20,597 (0.05%)

Peter Hawley Quebec, Canada Director Director since: May 12, 1998
Mr. Hawley is the founder of Americas Silver and is currently the Chairman of Scorpio Gold Corporation. He is also the Executive Chairman of Defiance Silver Corp. Formerly he was President and Chief Executive Officer of Americas Silver from July 20, 2012 to April 21, 2013 and prior to December 2010. Mr. Hawley has over 35 years’ experience in the exploration and mining industry and has worked as a consulting geologist to a large number of intermediate and senior mining companies including Teck Corp, Noranda Inc., Placer Dome Inc. and Barrick Gold Corporation.
153,619 (0.37%)
Bradley R. Kipp Ontario, Canada Director Director since: June 12, 2014
Mr. Kipp is currently the Executive Vice President of Investments and Director of Blackshire Capital Corp. since February 2017; Director and Audit Committee Chairman of Haventree Bank since June 2008 (federally regulated Schedule 1 Bank); Director and Audit Committee Chairman of Americas Silver Corporation since June 2014; Executive in Residence at the Richard Ivey School of Business since September 2013 — University of Western Ontario. Mr. Kipp has over 25 years’ experience specializing in operations, corporate finance and public company reporting in the financial services and mining sector. As part of these activities he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.
Nil
Gordon E. Pridham Ontario, Canada Director Director since: December 23, 2014 (U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since November 10, 2008)
Mr. Pridham is currently Principal of Edgewater Capital and sits on the public company boards of Orvana Minerals Inc. (Chairman of the board of directors) and Tervita Corp. (Director). Formerly, he served as Chairman of the board of directors of U.S. Silver, CHC Student Housing Inc. and Newalta Corp. He is on the advisory board for Enertech Capital a Clean Tech Venture Fund. Recent activities include merger of Newalta Corporation with Tervita Corporation as Chairman, merger of US Silver with RX Gold as Chairman, sale of Norock Realty to Partners REIT as Chairman of the Special Committee, and sale of Western Prospector to CNNC as Chairman of the Special Committee. Mr. Pridham has over 35 years of experience financing and advising public and private companies in a cross section of industries, particularly in the resource sector. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions in Corporate Banking, Investment Banking and Capital Markets. Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program.
30,102 (0.07%)

Manuel Rivera, Mexico, Mexico Director Director since: August 2, 2017
Mr. Rivera is the President and Founder of LATAMFUV, an investment firm focused on enabling, technology transfer from the Israel innovation ecosystem into Latin America. With vast experience in media, digital, corporate transformation and mergers and acquisitions, Mr. Rivera spent more than a decade as the President and Chief Executive Officer of Grupo Expansión, one of Mexico’s most influential media companies that under his leadership was taken from a minor magazine player to one of the largest digital publishers in Mexico and Latin America, successfully sold to a major strategic player in 2017. Mr. Rivera is also the current Co-chair of the Global Future Council for Media and Information of the World Economic Forum and also Chairman of the board of directors for Make-A-Wish Mexico.
Nil
Lorie Waisberg Ontario, Canada Director Director since: December 23, 2014 (U.S. Silver & Gold since August 13, 2012 and RX Gold & Silver since July 6, 2011)
Mr. Waisberg is a corporate director currently serving as Chairman of the Board of Trustees and a director of Chemtrade Logistics Income Fund and a director of Chantrell Ventures Corp. and Metalex Ventures Ltd. Prior to retirement, Mr. Waisberg served as Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer. Prior thereto, Mr. Waisberg practiced law with a major Canadian law firm. Mr. Waisberg is accredited as ICD.D by the Institute of Corporate Directors.
618 (0%)
OFFICERS
Darren Blasutti Ontario, Canada President and Chief Executive Officer	See information for Mr. Blasutti set forth above in the Directors section of this table.	See above

Warren Varga Ontario, Canada Chief Financial Officer
Mr. Varga was formerly the CFO of US Silver & Gold and brings over 20 years of progressive financial leadership and senior management expertise to Americas Silver. Prior to this, Mr. Varga held the role of Senior Director, Corporate Development at Barrick Gold Corporation. Mr. Varga is a member of the Canadian Institute of Chartered Accountants and a member of the Chartered Financial Analyst Institute.
1,526 (0%)
Peter J. McRae Ontario, Canada Senior Vice President, Corporate Affairs & Chief Legal Officer
Mr. McRae formerly served as Vice President, General Counsel & Corporate Secretary of U.S. Silver and Gold and brings over 15 years of robust corporate and commercial experience to Americas Silver. He was an attorney at Weil, Gotshal & Manges LLP, based in New York, in the firm’s transactions group representing some of the largest organizations and private equity firms in the world. He also serves on the board of directors of Barksdale Capital Corp. He is currently a member of the New York and Ontario Bars and is a certificate holder in Mining Law.
381 (0%)
Daren Dell Ontario, Canada Chief Operating Officer
Mr. Dell formerly served as Vice President, Technical Services for U.S. Silver and Gold and brings over 20 years of operations, project and mine evaluation experience to Americas Silver. Prior to this, Mr. Dell served as Director, Corporate Development and Director, Technical Evaluations at Barrick Gold. Mr. Dell is a metallurgist and a Professional Engineer.
8,400 (0%)
Shawn Wilson Ontario, Canada Vice President, Technical Services
Mr. Wilson has been working in the mining industry for over 15 years and brings operational, project and mine evaluation experience to Americas Silver. Prior to this, Mr. Wilson served as Director of Engineering at Orvana Minerals Corp, operated an independent consultancy and served as Senior Mining Engineer at Barrick Gold. Mr. Wilson is a mining engineer and a Professional Engineer.
Nil

Following completion of the Pershing Gold Acquisition, Mr. Stephen Alfers is expected to be appointed to the Board.

Standing Committees of the Board

There are currently three standing committees of the Board: the Audit Committee, the Compensation and Corporate Governance Committee and the Sustainability & Technical Committee. The following table identifies the members of each of these Committees:

Board Committee	Committee Members
Audit Committee	Bradley Kipp (Chair) Lorie Waisberg Gordon Pridham
Compensation and Corporate Governance Committee	Lorie Waisberg (Chair) Alex Davidson Gordon Pridham
Sustainability & Technical Committee	Alan Edwards (Chair) Alex Davidson Peter Hawley

***

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as stated below, no director or executive officer of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to an order that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i)
is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(ii)
has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or executive officer.

Alan Edwards, a director of the Company, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Gordon Pridham was the chairman on the board of directors of CHC Student Housing Inc. (“CHC”) when CHC was subject to a management cease trade order that was in effect for more than 30 consecutive days. On May 5, 2017, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the securities of CHC until CHC prepared and filed its annual audited financial statements, management’s discussion and analysis and related certifications for the period ended December 31, 2016. On July 4, 2017, the OSC revoked the management cease trade order after CHC filed all required records.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(i)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

***

CONFLICT OF INTEREST

To the best of the Company’s knowledge, there are no existing or potential conflicts of interest among the Company, its directors, officers or other insiders of the Company other than as described in the following paragraph.

Various officers, directors or other insiders of the Company may hold senior positions with entities involved in the mining industry or otherwise be involved in transactions within the mining industry and may develop or already have other interests outside the Company. In the event that any such conflict of interest arises, a director who is in such a conflict will be required to disclose the conflict to a meeting of the directors of the Company in accordance with the CBCA.

***

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $10.0 million (MXP 196.8 million), of which $4.3 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.8 million (MXP 94.6 million) of their original reassessment. The remaining $5.2 million (MXP 102.2 million) consists of $4.3 million (MXP 84.4 million) related to transactions with certain suppliers and $0.9 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.3 million (MXP 84.4 million), if denied, would be offset by available tax losses. The Company filed an amparo lawsuit against the resolution, which was admitted by the Eighth Federal District Court in the State of Sinaloa on May 7, 2015, with a constitutional hearing date set for July 24, 2015. On October 26, 2015, the court dismissed the appeal, which the Company contested. The First Collegiate Courts on Administrative Matters of the Twelfth District was assigned the appeal for review on May 16, 2016, but on August 10, 2016, the National Supreme Court of Justice ordered a deferment of all proceedings related to certain matters, including the Issuer’s appeal. The deferment was lifted in October 2018, and the Company’s appeal was returned to a magistrate of the First Collegiate Courts on Administrative Matters of the Twelfth District for review on January 21, 2019. The Company accrued $1.0 million (MXP 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. The Company continues to await a final resolution given the ongoing review of the matter.

***

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or shareholder holding more than 10% of any outstanding securities of the Company or any associate or affiliate of any such person or company, has or had in the three most recently completed financial years of the Company any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

***

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc., (“Computershare”). Computershare’s principal location for the Common Shares is located at 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1.

***

MATERIAL CONTRACTS

Aside from contracts entered into in the ordinary course of business and not required to be filed under section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the following are the only contracts regarded as material which were entered into by the Company within the most recently completed fiscal year or before the most recently completed fiscal year that are still in effect:

●
The Collective Bargaining Agreement ratified by union membership at the Galena Complex ratified a collective bargaining agreement between a subsidiary of the Company and the United Steel Workers Union. The agreement was effective August 29, 2018, will run until August 28, 2022 and covers substantially all of the operation’s hourly employees as described under “General Development of the Business – Operations – Three Year History”; and

●
The Pre-Payment Facility with Metagri S.A. de C.V., a subsidiary of Glencore PLC, that is in effect from January 2017 as described under “General Development of the Business – Financing Arrangements – Last 3 Years”; and

●	The Merger Agreement, as amended, as described under “General Development of the Business – Pershing Gold Acquisition”.

***

INTEREST OF EXPERTS

The following persons, firms and companies named below have prepared or certified a statement or report described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to, the Company’s most recently completed financial year and whose profession, or business gives rise to the report or statement or opinion made by the person or company:

The San Rafael Technical Report was prepared by Thomas L. Dyer, P.E., Edwin R. Peralta, P.E., Paul Tietz, C.P.G., and Randy Powell, Q.P.M., for Mine Development Associates, all of whom are Qualified Persons for the purposes of NI 43-101.

The Galena Technical Report was prepared by Mr. James R. Atkinson, P. Geo., Mr. Daniel H. Hussey, C.P.G. and Mr. Daren Dell, P. Eng., all of whom are Qualified Persons for the purposes of NI 43-101.

Mr. Daren Dell, P.Eng., Chief Operating Officer, Mr. Shawn Wilson, P.Eng., Vice President, Technical Services and Mr. James Stonehouse, SME-RG, Vice President, Exploration Mexico, are all Qualified Persons for the purposes of NI 43-101 and have reviewed and approved certain technical disclosure in this AIF.

The company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared a report of independent registered public accounting firm dated March 4, 2019 in respect of the Company’s consolidated financial statements as at December 31, 2018 and 2017 for the years then ended. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board.

To management’s knowledge, none of the Qualified Persons held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports and none of the Qualified Persons listed above received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

***

AUDIT COMMITTEE INFORMATION

The Audit Committee will be responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas.

Audit Committee Charter

A copy of the Company’s Audit Committee Charter, which was ratified on December 15, 2016, is attached to this document as Appendix B.

Composition of the Audit Committee

The members of the Audit Committee are Brad Kipp (Chair), Lorie Waisberg and Gordon Pridham, all of whom are “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Combined Company’s financial statements. Additionally, as specified in the Company’s Audit Committee Charter, the nature and role of each member has been set out in accordance with the meanings of the terms “independent” and “financially literate,” as defined in Section 803 of the NYSE American Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

Relevant Education and Experience

The relevant education and experience of each of the proposed members of the Audit Committee is as follows:

Member		Relevant Education and Experience
Bradley R. Kipp	*	Over 20 years’ experience in the mining sector specializing in operations, corporate finance and public reporting
(Chair)	*	Has been Chief Financial Officer and/or director of several public companies listed on both the TSX/TSXV and London AIM stock exchange3
Lorie Waisberg	*	Corporate director who has served on the audit committees of several public companies
	*	Former Executive Vice President, Finance and Administration of Co-Steel Inc.
Gordon Pridham	*	More than 25 years’ experience in investment banking, capital markets and corporate finance
	*	Has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions and has financed and advised companies in the public andprivate markets

Pre‐Approval Policies and Procedures

The Audit Committee will pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Company.

_____________________________________
3 Executive Vice-President and director of AR3 Capital Partners Inc. (currently known as JSF Group Inc.) from August 2015 to December 2017; Chief Financial Officer and director of African Copper PLC (mining and exploration) from September 2004 to July 2015; Vice-President Finance of Summit Resource Management Limited (venture capital) since July 2001; director of Equity Financial Holdings Inc. from June 2008 to December 2017; CFO and Director of Blackshire Capital Corp. from February 2017 to December 2018, and Vice President and Director of Blackshire Capital Group from December 2018.

External Auditor’s Service Fees

The fees billed by the Company’s external auditor in the last two fiscal years for audit fees are as follows:

Financial Year	Audit Fees (C$)	Audit Related Fees (C$)	Tax Fees (C$)	All Other Fees (C$)
2017	240,000	Nil	33,900	Nil
2018	330,000	Nil	9,500	Nil

***

APPENDIX A
DEFINITIONS, TECHNICAL TERMS, ABBREVIATIONS AND CONVERSION

Technical Abbreviations

Ag	silver
Au	gold
Cu	copper
g	gram
NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects
km	kilometer
ha	hectare
NSR	net smelter return
m	meter
oz	ounce
Pb	lead
Zn	zinc

Conversions

The following table lists Imperial measurements and their equivalent value under the Metric system:

Imperial	Converts to	Metric
1 in	=	2.54 cm
1 ft (12 in)	=	0.3048 m
1 yd (3ft)	=	0.9144 m
1 mile (1760 yd)	=	1.6093 km
1 square in (in2)	=	6.4516 cm2
1 square ft (ft2)	=	0.0929 m2
1 square yd (yd2)	=	0.8361 m2
1 acre (4840 yd2)	=	0.4047 ha
1 square mile (640 acres)	=	2.59 km2
short ton	=	0.907 metric tonnes

Definitions

The following is a glossary of certain technical terms and abbreviations that appear in this AIF:

AIF means this Annual Information Form.

Acquisition Circular means the Management Proxy Circular of Americas Silver dated December 4, 2018.

Americas Silver means Americas Silver Corporation and its affiliates.

AMT means alternative minimum tax, as defined under U.S. tax law.

ASARCO means Asarco Mexicana.

Assay means an analysis to determine the quantity of one or more elemental components.

Board means the board of directors of Americas Silver.

Caladay means the Caladay property which began in the mid-1960s as a joint venture involving Callahan Mining, ASARCO, and Day Mines.

CERCLA means the Comprehensive Environmental Response, Compensation and Liability Act.

CFIUS means the Committee on Foreign Investment in the United States.

CIM means the Canadian Institute of Mining Metallurgy and Petroleum.

Code means the U.S. Internal Revenue Code of 1986, as refined.

Coeur mill means the mill located northwest of the Galena mill on the Galena Complex.

Coeur mine means the mine located northwest of the Galena mine on the Galena Complex.

Common Shares means the common shares in the capital of the Company.

Company means Americas Silver Corporation and its affiliates.

Computershare means Computershare Investor Services Inc.

Concentrate means a product in which valuable minerals have been enriched (concentrated) through mineral processing.

Cosalá Operations means the 100% Americas Silver owned property in the Sinaloa, Mexico.

CWA means the Clean Water Act.

Debentures means the C$5.5 million aggregate principal number of convertible debentures due June 2019, issued in connection with the Pershing Gold Acquisition.

Debentureholders means the holders to whom the Debentures are issued to.

Dilution means the effect of grade reduction that occurs when material adjacent to a defined Mineral Resource and of significantly lower grade than the defined Mineral Resource is mined and sent to the mill along with material comprising the defined Mineral Resource.

Dip means the degree of inclination of a tilted bed or other 2-dimensional plane, taken perpendicular to its strike. Also refers to the angle of inclination of a drill hole.

Discount means an arbitrary rate selected to apply to a stream of costs and benefits for the calculation of Net Present Value. The discount rate allows for the time value of money to be factored into the calculation of net present value. Discount rates can also be used to make an assessment of projects of different risk levels by assigning a higher discount rate to projects of higher risk.

Disseminated means a mineral deposit, whereby the minerals (metals) occur as scattered particles in the rock, but in sufficient quantity to make the deposit a worthwhile ore.

EPA means the Environmental Protection Agency.

Exchange Ratio means that, under the terms of the Merger Agreement, holders of common shares of Pershing Gold will receive 0.715 of a common share of Americas Silver for each common share of Pershing Gold by way of a share exchange.

Fault means a fracture in a rock across which there has been displacement.

Feasibility study means a comprehensive study of a mineral deposit during which all of the geological, engineering, operating, environmental and economic factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the project for mineral production. The feasibility study considers defined Mineral Resources, mining methods, potential production profile, and economic assumptions including metals prices and recoveries. The feasibility study also considers the environmental, permitting, and sociological issues associated with the development of the mine. The study is usually completed by an independent engineering firm and has cost estimates defined to +/-15% or better.

Fracture means a break in a rock, usually along flat surfaces.

g/t means grams per tonne.

Galena Complex means the 100% Americas Silver  owned property in the Coeur d’Alene Mining District of northern Idaho.

Galena means lead sulphide (PbS), a common economic lead mineral.

Galena mill means the mill located southeast of the Coeur mill on the Galena Complex.

Galena mine means the mine located southeast of the Coeur mine on the Galena Complex.

Galena Technical Report means the “Technical Report on the Galena Complex, Shoshone County, Idaho, USA” dated December 23, 2016, and prepared in accordance with NI 43-101 by and under the supervision of James R. Atkinson, P. Geo, Daniel H. Hussey, CPG and Daren Dell, P.Eng.

Glencore means Glencore PLC.

Glencore Pre‐Payment Facility means the four year, $15 million concentrate pre-payment facility pre-payment facility entered into by Minera Cosalá and Minera Platte  at an interest rate of LIBOR rate plus 5% per annum with Metagri S.A. de C.V., a subsidiary of Glencore PLC.

Grade means the concentration of a valuable metal in a rock sample, given either as weight percent for base metals (e.g., Pb, Zn, Cu) or in g/t or ounces per short ton for precious metals (e.g., Ag, Au, Pt).

Ha means hectare.

Hemlo means Minas de Oro Hemlo, S.A. de C.V.

Hochschild means Minera Hochschild Mexico S.A. de C.V.

Hoist means the machine used for raising and lowering the cage or other conveyance in a mine shaft.

IETU means the Mexican Flat Rate Business Tax.

Intrusive means a rock mass formed below the earth’s surface from molten magma which was intruded into a pre-existing rock mass and cooled to a solid.

Lbs means pounds.

LOMP means Life Of Mine Plan.

Merger Agreement means the definitive agreement between Americas Silver and Pershing Gold to complete a merger transaction (i.e. the Pershing Gold Acquisition) to create a low‐cost, precious metal growth company in the Americas.

Metallurgical Testing means a technical assessment of the physical and chemical behavior of metallic elements, their inter-metallic compounds, and their mixtures (i.e. alloys).

Mexican Tax Reform means new income Tax Law enacted in late 2013 in Mexico which became effective January 1, 2014.

MIA means environmental impact statement in Mexico.

Mill (or concentrator) means an industrial installation assembled to allow separation and recovery of mineral particles of interest from bulk mineralization and waste material. Typically includes equipment for crushing and grinding, selective particle recovery and production of a concentrate from which the contained metals can be refined to marketable purity.

Minera Cosalá means Minera Cosalá, S.A. de C.V.

Minera Platte means Minera Platte River Gold, S. de R.L. de C.V.

Mineral means a naturally occurring inorganic substance typically with a crystalline structure.

Mineralization means minerals of value occurring in rocks.

Net present value or NPV means a future stream of benefits and costs converted into equivalent values today. This is done by assigning monetary values to the benefits and costs discounting future benefits and costs using an appropriate discount rate and subtracting a sum total of discounted costs from the total of discounted benefits.

NI 43-101 means National Instrument 43-101 and is a regulation with the force of law prepared by the Canadian Securities Administrators and governing the standards of disclosure for mineral projects.

NI 51-102 means National Instrument 51-102 and is a regulation with the force of law prepared by the Canadian Securities Administrators and governing the standards of Continuous Disclosure Obligations.

NI 52-110 means National Instrument 52-110 – Audit Committees

Noranda means Noranda Exploraciones Mexico, S.A. de C.V.

NSR means Net Smelter Return and means the gross revenue from a resource extraction operation, less a proportionate share of transportation, insurance, and processing costs.

NYSE American means the entity formerly known as New York Stock Exchange MKT

Operating costs (OPEX) means the costs of operating a mine, usually including all onsite costs of mining, milling, environmental compliance, tailings disposal, storing concentrate, and administration. Typically quoted in U.S. dollars/tonne. Major sustaining capital items such as mill expansion, large underground development or high-value items of fixed or mobile mining or milling equipment during the life of a project are excluded.

Opt means ounces per short ton.

Oracle means Oracle Mining Corp.

Ore means a natural occurrence of one or more minerals that may be mined and sold at a profit, or from which some part may be profitably separated. The word ore should only be used to refer to defined Mineral Reserves, preferably related to a mine in the development or production phase or to a historical mineral deposit that was economically exploited.

Outcrop means an exposure of rock at the earth’s surface.

Peñoles means Industrias Peñoles, S.A. de C.V.

Pershing Gold means Pershing Gold Corporation.

Pershing Gold Acquisition means the merger transaction between Americas Silver and Pershing Gold to create a low‐cost, precious metal growth company in the Americas.

PFIC means a the classification of “passive foreign investment company,” as defined under U.S. tax law.

PRG means Platte River Gold Inc.

QEF Election means qualified electing fund election, as defined under U.S. tax law.

RCRA means the Resource Conservation and Recovery Act.

Recovery means the percentage of valuable minerals that are recovered during milling and/or other forms of processing and captured into a concentrate.

RX Gold means RX Gold & Silver Inc.

San Felipe property means the development project in Sonora, Mexico.

San Rafael mine or San Rafael means the San Rafael silver-zinc-lead mine in Sinaloa, Mexico.

San Rafael Technical Report means the “Technical Report and Preliminary Feasibility Study for the San Rafael property, Sinaloa, Mexico”, dated April 29, 2016 and prepared in accordance with NI 43-101 by and under the supervision Thomas L. Dyer, P.E., Edwin R. Peralta, P.E., Paul Tietz, C.P.G. and Randy Powell, Q.P.M. for Mine Development Associates, Inc.

Sand fill means hydraulically placed tailings used to fill underground mined voids.

Santacruz means Santacruz Silver Mining Ltd.

SEC means the U.S. Securities and Exchange Commission.

SEDAR means the System for Electronic Document Analysis and Retrieval.

SEMARNAT means Secretary of Environment and Natural Resources in Mexico.

Series E Preferred Stock means the series E preferred stock of Pershing Gold.

Shaft or “mine shaft” means a vertical or inclined excavation in rock or consolidated material for the purpose of providing access to a mineral deposit.

Share Consolidation means share consolidation pursuant to the amendment to the Company’s articles resulting in one post-consolidation common share for each 12 pre-consolidation common shares.

Skarn means an alteration assemblage dominated by calcium and magnesium silicate minerals (dominantly garnets, pyroxenes and amphiboles). Skarns form by reaction between silica-bearing fluids and carbonate rocks, converting original carbonate minerals to silicate minerals. Mineralized Skarns contain economically attractive amounts of certain metals and are classified on the basis of the dominant metal (cf. Copper skarn or Lead-Zinc skarn). Skarns typically form in close proximity to intrusive bodies and may have massive sulphide replacement mineralization on their distal sides.

Smelter means an industrial installation where pyrometallurgical processes are used to extract metals from a feedstock, typically a sulphide concentrate.

stpd means short tons per day.

Strike means horizontal level direction or bearing of an inclined rock bed, structure, vein or stratum surface. The direction is perpendicular to the direction of dip.

Tailings means the waste products resulting from the processing of mineralized material.

TCJA means United States law P.L. 115-97, informally titled the Tax Cuts and Jobs Act.

Tetrahedrite means a copper antimony sulfosalt mineral ((Cu,Fe)12Sb4S13.

TSX means the Toronto Stock Exchange.

U.S. Exchange Act means the United States Securities Exchange Act of 1934, as amended.

U.S. Securities Act means the United States Securities Act of 1933, as amended.

U.S. Silver means U.S. Silver & Gold Inc.

Vein means a fissure, fault or crack in a rock filled by minerals.

Warrants means the common share purchase warrants of the Company outstanding which are exercisable for Common Shares.

Certain CIM Standards Definitions

“Feasibility Study” A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

“Indicated Mineral Resource” An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

“Inferred Mineral Resource” An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

“Measured Mineral Resource” A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

“Mineral Reserve” A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

“Mineral Resource” A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

“Modifying Factors” Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

“Pre‐Feasibility Study” The CIM Definition Standards requires the completion of a Pre-Feasibility Study as the minimum prerequisite for the conversion of Mineral Resources to Mineral Reserves. A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

“Probable Mineral Reserve” A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

“Proven Mineral Reserve” A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

“Qualified Person” Mineral Resource and Mineral Reserve estimates and any supporting Technical Reports must be prepared by or under the direction of a Qualified Person, as that term is defined in NI 43-101. The Qualified Person(s) should be clearly satisfied that they could face their peers and demonstrate competence and relevant experience in the commodity, type of deposit and situation under consideration. If doubt exists, the person must either seek or obtain opinions from other colleagues or demonstrate that he or she has obtained assistance from experts in areas where he or she lacked the necessary expertise.

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APPENDIX B
AUDIT COMMITTEE CHARTER

See attached.

AUDIT COMMITTEE CHARTER

AMERICAS SILVER CORPORATION

1.	Role of the Audit Committee
(a)
The role of the Audit Committee is to assist the Board of Directors (the “Board”) in its oversight and evaluation of the following matters in respect of Americas Silver Corporation and its subsidiaries (the “Company”):

(i)	The quality and integrity of the financial statements of the Company;
(ii)	The compliance by the Company with legal and regulatory requirements in respect of financial disclosure;
(iii)	The Company’s internal control over financial reporting;
(iv)	The qualification, independence and performance of the Company’s independent auditor;
(v)	The assessment, monitoring and management of the financial risks of the Company’s business;
(vi)	The performance of the Company’s Chief Financial Officer (the “CFO”); and
(vii)	Such other matters as assigned to it by the Board from time-to-time.
(b)
In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Company’s CFO and other senior management, other employees and the Board concerning accounting, auditing and financial risk management matters.

(c)
The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

(d)	The Audit Committee is not responsible for:
(i)	Planning or conducting audits, or
(ii)
Certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with generally accepted accounting principles (“GAAP”).

(e)	Each member of the Audit Committee shall be entitled to rely in good faith upon:
(i)
Financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with GAAP; and

(ii)	Any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.
“Good faith reliance” means that the Audit Committee member has considered the relevant issues, questioned the information provided and assumptions used, and assessed whether the analysis provided by senior management or the expert is reasonable. Generally, good faith reliance does not require that the member question the honesty, competence and integrity of senior management or the expert unless there is a reason to doubt their honesty, competence and integrity.

Americas Silver Corporation	Audit Committee Charter

The fundamental function of the Audit Committee is oversight. The responsibility for the Company’s financial statements and disclosure rests with senior management. It is not the duty of the Audit Committee to conduct investigations or to assure compliance with applicable legal and regulatory requirements. The Company’s independent auditor is responsible of the audit and review, as applicable, of the Company’s financial statements in accordance with applicable standards, laws and regulations.

In discharging its obligations under this Charter, the Audit Committee shall act in accordance with its fiduciary duties. Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company or the members of the Audit Committee. This Charter is intended to comply with Section 803 of the NYSE American Company Guide (the “Company Guide”) and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended (“Rule 10A-3”).

2.	Membership
(a)
Members of the Audit Committee shall be appointed by the Board, on the recommendation of the Compensation and Corporate Governance Committee, and shall be made up of at least three (3) members of the Board.

(b)
The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed. The Board may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors.

(c)	Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board.
(d)
The Board shall appoint a Chair of the Audit Committee who shall be an independent non-executive director. In the absence of the Chair and/or an appointed deputy, the remaining members present shall elect one (1) of the members present to chair the meeting.

(e)
Each of the members of the Audit Committee shall (i) meet the standards of Director “independence” and (ii) shall be “financially literate”, in accordance with applicable legislation and stock exchange requirements, including Section 803 of the Company Guide and Rule 10A-3.

(f)
At least one member of the Audit Committee shall be considered “financial sophisticated” as such term is used in the Company Guide and shall meet the requirements of an “Audit Committee Financial Expert” as defined by the United States Securities and Exchange Commission (the “SEC”).

(g)	No member of the Audit Committee shall:
(i)
Accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries (other than remuneration for acting in his or her capacity as a director or Committee member) or be an “affiliated person” of the Company or any of its subsidiaries; or

Americas Silver Corporation	Audit Committee Charter

(ii)
Concurrently serve on the audit committee of more than three (3) other public companies without the prior approval of the Audit Committee, the Compensation and Corporate Governance Committee and the Board and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company’s annual management information circular).

3.	Meetings and Procedure
(a)	The General Counsel/Corporate Secretary or such other appropriate designee shall act as the Secretary of the Audit Committee.
(b)
The quorum necessary for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

(c)
The powers of the Audit Committee may be exercised at a duly convened meeting at which a quorum of the Audit Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Audit Committee.

(d)	Each member (including the Chair) is entitled to one (but only one) vote in Audit Committee proceedings.
(e)	The Audit Committee shall meet at least quarterly and more frequently as circumstances require at such times and places as the Chair of the Audit Committee may determine.
(f)
The Audit Committee shall meet separately, periodically, with senior management and the independent auditor and may request any member of the Company’s senior management or the Company’s independent auditor or outside counsel to attend meetings of the Audit Committee or with any members of, or advisors to, the Audit Committee. The Audit Committee will also meet in camera at each of its regularly scheduled meetings.

(g)	Meetings of the Audit Committee shall be summoned by the Secretary of the Audit Committee at the request of any of its members.
(h)
Unless otherwise agreed, notice of each meeting confirming the venue, time and date together with an agenda shall be forwarded to each member of the Audit Committee, the independent auditor and any other person requested or required to attend, no fewer than three (3) working days prior to the meeting, or such period as may be reasonably necessary in the circumstances as determined by the Chair. Supporting materials shall be sent to the members of the Audit Committee and to other attendees as appropriate, at the same time or at such time as is practicable to enable appropriate review.

(i)
The Secretary of the Audit Committee or appropriate designee shall minute the proceedings and resolutions of all Audit Committee meetings. Minutes of the Audit Committee meetings shall be circulated to all members of the Audit Committee for their approval in due course.

(j)
Except as otherwise provided in this Charter, the Audit Committee may form and delegate authority to individual members and subcommittees of the Audit Committee where the Audit Committee determines it is appropriate to do so.

Americas Silver Corporation	Audit Committee Charter

4.	Responsibilities
4.1	Independent Auditor – The Audit Committee shall:
(a)
Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, subject to such Board and shareholder approval as is required under applicable legislation and stock exchange requirements.

(b)	Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee.
(c)
Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and applicable policies of securities administrators) and adopt policies as it determines appropriate for the pre-approval of such services including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

(d)	Review the experience and qualifications of the senior members of the independent auditor’s team.
(e)	Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting.
(f)	Review with the independent auditor:
(i)	The quality, as well as the acceptability of the accounting principles that have been applied;
(ii)
Any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company’s response to that letter or communication; and

(iii)	Any changes to the Company’s significant auditing and accounting principles and practices suggested by the independent auditor or other members of senior management.
(g)	Obtain and review an annual report from the independent auditor regarding the independent auditor’s internal quality-control procedures outlining:
(i)
Any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five (5) years respecting one or more independent audits carried out by the firm;

(ii)	Any steps taken to deal with any such issues; and
(iii)	All relationships between the independent auditor and the Company.
(h)
Evaluate, annually, the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

Americas Silver Corporation	Audit Committee Charter

(i)	Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.
(j)	Confirm with the independent auditor that it is a participating audit firm of the Canadian Public Accountability Board in compliance with all restrictions or sanctions imposed on it (if any).
(k)
Approve all engagements for accounting advice prepared to be provided by an accounting firm other than the independent auditor and review reports from senior management on tax advisory or other services provided by accounting firms other than the independent auditor.

(l)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
4.2	Audit Process, Financial Statements and Related Disclosure and Internal Controls – The Audit Committee shall:
(a)	Meet with senior management and/or the independent auditor to review and discuss:
(i)	The planning and staffing of the audit by the independent auditor;
(ii)
Before public disclosure, the Company’s annual audited financial statements and quarterly financial statements, the Company’s accompanying disclosure of Management’s Discussion and Analysis, earnings and related press releases, the Company’s annual report to be filed with the SEC, the Company’s annual information form, management information circular, and any prospectus or registration statement and make recommendations to the Board as to their approval and dissemination of those statements and disclosure;

(iii)
Financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure;

(iv)
Any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements;

(v)	All critical accounting policies and practices used;
(vi)
All alternative treatments of financial information within GAAP that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(vii)	The use of “pro forma” or “adjusted” non-GAAP information, the effect of new regulatory and accounting pronouncements;
(viii)	The effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company’s financial statements;

Americas Silver Corporation	Audit Committee Charter

(ix)
Any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the CEO and/or the CFO for filing with applicable securities regulators;

(x)
The adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies; and

(xi)	The adequacy of the Company’s procedures for the disclosure of any financial information extracted or derived from the Company’s financial statements.
4.3	Financial Risks – The Audit Committee shall:
Review with senior management the Company’s tolerance for financial risk and senior management’s assessment of the significant financial risks facing the Company as well as the guidelines and policies utilized by senior management with respect to financial risk assessment and management, and the procedures to monitor and control such exposures.

4.4	Compliance – The Audit Committee shall:
(a)
Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

(b)
Review with the Company’s CFO and General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

(c)
Review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any insider, related party or affiliate (“Related Party Transactions”), and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued.[4] The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation and Corporate Governance Committee. To avoid any confusion, the Audit Committee responsibilities identified in this subsection are the sole responsibility of the Audit Committee and may not be allocated by the Board to a different committee without revisions to this Charter.

(d)	Establish procedures for:
(i)	the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and

4 As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries.

Americas Silver Corporation	Audit Committee Charter

(ii)	the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.
5.	Reporting
(a)
The Audit Committee shall report to the Board on a regular basis. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor and changes in financial risks.

(b)	The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company’s publicly filed documents.
6.	Access to Management and Independent Advisors
In accordance with the Board Mandate, the Audit Committee shall have the power to retain (at the Company’s expense) and receive advice from special financial, legal, accounting or other independent advisors as the Audit Committee determines to be necessary to permit it to carry out its duties. The Audit Committee may also seek any information it requires directly from employees. Any meetings or contacts that an Audit Committee member wishes to initiate should normally be arranged through the CEO, the CFO or the General Counsel. The Audit Committee members will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communications with employees of the Company.

7.	Annual Evaluation
Annually the Audit Committee shall, in a manner it determines to be appropriate:

(a)	Conduct a review and evaluation of the performance of the Audit Committee and its members, including the compliance of the Audit Committee with this Charter.
(b)
Review and assess the adequacy of this Charter and any position description for its committee Chair and recommend to the Board any improvements to this Charter or the position description that the Audit Committee determines to be appropriate, except for minor technical amendments to this Charter, authority for which is delegated to the General Counsel/Corporate Secretary, who will report any such amendments to the Board at its next regular meeting.

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Ratified by the Board of Directors on December 15, 2016